UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                                  Maxxon, Inc.
             (Exact name of registrant as specified in its charter)


            Oklahoma                                       73-1526138
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                       Identification Number)


                        8908 South Yale Avenue, Suite 409
                                 Tulsa, OK 74137
          (Address of principal executive offices, including zip code)

                                 (918) 492-4125
              (Registrant's Telephone Number, Including Area Code)

                                 (918) 492-2560
              (Registrant's Facsimile Number, Including Area Code)


 Securities to be registered pursuant to Section 12(b) of the Act:  None

 Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $0.001 par value
                                (Title of class)

Information Required in Registration Statement

Certain Forward-Looking Information

     Certain statements included in this report which are not historical facts are forward-looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward-looking statements are based on current expectations, estimates, assumptions and beliefs of management. Words such as "expects," "anticipates," "intends," believes," "estimates" and similar expressions are intended to identify such forward-looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.


                                     Part I

Item 1.  Description of Business

(a)  Business Development

     1. Form and Year of Organization

     Maxxon, Inc., a Nevada corporation ("Maxxon" or the "Company"), is a development stage corporation that was organized on August 16, 1996 under the name Cerro Mining Corporation. Its current purpose is to develop and commercialize a proprietary disposable safety syringe that retracts the needle into the barrel of the syringe after use.

     2. Bankruptcy or Receivership

     Maxxon has never been in bankruptcy or receivership.

     3. Mergers, Reclassifications and Purchases of Assets

     On May 9, 1997, Maxxon, Inc., an Oklahoma corporation, entered into a definitive Agreement and Plan of Merger ("Merger Agreement") with Cerro Mining Corporation ("Cerro"), a copy of which is attached as Exhibit 6.6 and incorporated herein by reference. Pursuant to the Merger Agreement, Cerro issued 7,578,000 shares of common stock for 100% of the issued and outstanding common stock of Maxxon-Oklahoma. Maxxon-Oklahoma ceased to exist by reason of the merger, and Cerro changed its name to Maxxon, Inc.

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     On April 30, 1997, prior to the Merger with Cerro,  Maxxon-Oklahoma entered into an Exclusive Patent License Agreement with Mr. Harry Kaufhold ("Kaufhold License"), a copy of which is attached as Exhibit 6.5 and incorporated herein by
reference.   Pursuant   to  the   Kaufhold   License,   Mr.   Kaufhold   granted
Maxxon-Oklahoma an exclusive worldwide license to perfect, produce and market a disposable syringe with needle retraction ("Safety Syringe") and practice the U.S. Patent No. 5,125,898 ("Patent") which is owned by Mr. Kaufhold. The safety syringe design is a single-handed, vacuum-operated syringe that retracts the needle into the barrel of the syringe after use. The vacuum is created at the time of manufacture. In exchange for the Kaufhold License, Maxxon agreed to pay Mr. Kaufhold $100,000, $10,000 of which was paid upon execution of the Kaufhold License, and $90,000 of which was paid pursuant to a promissory note, bearing interest at 18% annually. The promissory note and accrued interest were paid in full by Maxxon on March 1, 1998.

     Additionally, Maxxon agreed to pay Mr. Kaufhold a royalty equal to 3% of the gross receipts (excluding taxes, transportation, insurance, shipping and handling, packaging, returns, replacements for defective or damaged goods, all discounts, and all funds received from sales which are contested or subject to claims) from the sale of the safety syringe, including any foreign sales, based on the Patent and any additions, extensions and improvements thereto. The term of the royalty is coincident with the term of the Patent. By reason of the Merger, the License Agreement became an asset of the Company.

     To facilitate the development of the safety syringe based on the Kaufhold License, Maxxon entered into a Development Agreement on June 9, 1998 with Texas Applied Biological Sciences ("TABS") and Hartzell Manufacturing, Inc. ("Hartzell") to refine and produce a prototype safety syringe based on the Kaufhold design. The Development Agreement required the completion of the prototype by September 1998. On October 19, 1999, Maxxon received 2 prototypes which TABS asserted are working prototypes that meet required technical specifications for the safety syringe and which were produced from molds that meet such specifications. TABS has advised Maxxon that this delivery completes its obligations under the Development Agreement, even though TABS has advised Maxxon that additional optimization of the molds is required before production molds could be made. In November, 1999, after more than 2 years of efforts to produce a viable, usable, working prototype of the safety syringe acquired from Mr. Kaufhold, Maxxon's Board of Directors determined to discontinue this effort. While Maxxon's consultants were able to produce a syringe that worked on occasion, it was determined that the Kaufhold design would not result in a safety syringe that would be commercially competitive and sufficiently reliable to warrant further expenditures.

     In June, 1997, Maxxon entered into an Agreement and Plan of Exchange with Ives Health Company, Inc. ("Ives"), an Oklahoma corporation, a copy of which is attached as Exhibit 6.7 and incorporated herein by reference. Pursuant to that agreement, Maxxon issued 621,600 shares of its common stock, par value $.001 per share, in exchange for all the issued and outstanding common stock of Ives. As a result of the Agreement and Plan of Exchange, Ives became a wholly-owned subsidiary of Maxxon. Additionally, The Health Company, Inc.("THC"), wholly-owned personally by Keith Ives, President of Ives, became a wholly-owned subsidiary of Maxxon.

     On December 31, 1997, Maxxon entered into an agreement to rescind the aforementioned stock exchange with Ives. Under the rescission agreement, which is attached as Exhibit 6.8 and incorporated herein by reference, Maxxon organized a new corporation under Oklahoma law with an authorized capitalization of 50,000,000 shares of common stock, par value $0.001 per share, whose name is Ives Health Company, Inc.("New Ives"). The recission agreement provided that Maxxon receive 1,700,000 shares of common stock in New Ives, that Keith Ives resign as a director, officer, employee, agent and representative of Maxxon and THC, and that Keith Ives surrender 275,360 shares of Maxxon common stock owned by him, so that thereafter he personally owned of record 80,000 shares of Maxxon common stock.

     On November 18, 1999, Maxxon entered into an Exclusive License Agreement with Wayland J. Rippstein, Jr. and others (the "Rippstein License"), attached hereto as Exhibit 6.9, pursuant to which Maxxon acquired the exclusive worldwide license to manufacture and market a new proprietary safety syringe invented and being developed by Mr. Rippstein (the "Ripp Syringe"). This new syringe is a single-handed, vacuum-operated safety syringe that retracts the needle into the barrel of the syringe after use. The vacuum is created at the time of use, not at the time of manufacture. Pursuant to the Rippstein License, the Company agreed to pay $10,000 in reimbursable patent costs and $200,000 upon the occurrence of (1) the issuance of a U.S. Patent covering the syringe, (2) the completion of a fully functional and working prototype of the syringe and (3) FDA approval to sell the syringe in the U.S. The Rippstein License also provides for Maxxon to pay royalties of 4% of gross sales of syringes and minimum annual royalties ranging from $10,000 to $20,000 beginning on the 4th anniversary after both a working protype syringe is developed and a U.S. Patent is issued. See Patents, Trademarks, Licenses, Royalty Agreements and Labor Contracts. Such royalties continue for the life of the last to expire patent, if issued. The Rippstein License also also required Maxxon to grant to Mr. Rippstein and others options to purchase a total of 1,600,000 shares of common stock of Maxxon at

$0.50 per share, which was the closing price of Maxxon's common stock on the day the Rippstein License was signed. The options expire October 31, 2009 and are subject to certain vesting conditions. See Item 4. Certain Beneficial Owners and Management.

     On November 18, 1999, Maxxon entered into a Technical Consulting Agreement with Wayland J. Rippstein, Jr., attached hereto as Exhibit 6.10, whereby Maxxon engaged Mr. Rippstein on a non-exclusive basis to provide technical assistance and consulting services to achieve startup of production of the RIPP Syringe. Maxxon paid Mr. Rippstein $12,500 upon execution of the Agreement, and agreed to pay the balance of $37,500 upon the occurrence of various milestones in the development of the syringe.

     Maxxon has had no revenues from the sale of safety syringes to date and has funded its activities through the sale of its common stock and through loans by shareholders. Maxxon does not anticipate any revenues from the sale of safety syringes until such time as the product is developed and approval from the FDA is obtained. Such approval is not expected until late 2001.

(b)  Business of Issuer

     1. Principal Products and Services of Maxxon and Their Markets

     Maxxon has no products or services for sale at this time. It is anticipated that the safety syringe will be marketed when development is completed and FDA approval is secured, either directly by Maxxon or by a corporate marketing partner, to laboratories, research institutions, hospitals, clinics, doctors and other medical professionals throughout the world. The safety syringe is the only product Maxxon has in development.

     The safety syringe is a disposable retractable syringe that uses a proprietary, patented technology whereby a vacuum causes the needle to retract into the barrel of the syringe after an injection is administered. The safety syringe is intended to be a cost-effective alternative to traditional disposable syringes and is intended to avoid the danger of accidental needle puncture associated with traditional disposable syringes. With a traditional disposable syringe, a needle contaminated with a patient's blood remains a danger to health care professionals handling the needle until it is permanently disposed of in a proper biohazard containment unit. The safety syringe does not present a "needle stick" hazard to health professionals after use, because the contaminated needle is retracted into the barrel of the safety syringe after use.

     The world-wide market for disposable syringes is estimated to be in excess of 15 billion units annually. According to the Centers for Disease Control and Prevention in Atlanta, the use of disposable syringes results in over 2,400 needle sticks per day in the United States alone of which approximately 76% of such needle sticks could be prevented by using an effective safety syringe, according to the Centers for Disease Control and Prevention in Atlanta. Every clinic, hospital, doctor's office, laboratory, public health department, medical research facility, medical school and retail purchaser of syringes for diabetes and other home uses is a potential customer for the Maxxon Safety Syringe, if and when developed, approved by the FDA and available commercially.

     2. Distribution Method of Products and Services

     Maxxon has not yet determined how its safety syringe will be distributed. Maxxon does not presently have any manufacturing or distribution capacity. Maxxon has not determined the commercial arrangements under which it would be willing to engage such a corporate marketing partner.

     3. Status of Publicly Announced Products or Services

     The safety syringe is still in development. If and when a prototype is developed and if Maxxon determines that the safety syringe will be commercially viable, Maxxon will commence collecting the data required for FDA approval.


     In November, 1999, after more than 2 years of efforts to produce a viable, usable, working prototype of the safety syringe acquired from Mr. Kaufhold, Maxxon's Board of Directors determined to discontinue this effort. While Maxxon's consultants were able to produce a syringe that worked on occasion, it was determined that the Kaufhold design would not result in a safety syringe that would be commercially competitive and sufficiently reliable to warrant further expenditures.

     On November 18, 1999, Maxxon entered into an Exclusive License Agreement with Wayland J. Rippstein, Jr. and others (the "Rippstein License"), attached hereto as Exhibit 6.9, pursuant to which Maxxon acquired the exclusive worldwide license to manufacture and market a new proprietary safety syringe invented and being developed by Mr. Rippstein (the "Ripp Syringe"). This new syringe is a single-handed, vacuum-operated safety syringe that retracts the needle into the barrel of the syringe after use. 4. Competitive Business Conditions, Competitive Position and Methods of Competition

     Competition in the medical products and services industry is intense. The number of potential competitors in the marketplace makes competitive pressures severe. In particular, the medical device industry has attracted large and sophisticated potential competitors with established brand names which have greater financial, technical, manufacturing, marketing, regulatory and distribution resources than Maxxon.

     Although there are other safety syringes commercially available, however, the cost of these alternative safety syringes makes them impractical as alternatives to traditional disposable syringes. Unless Maxxon's safety syringe can be manufactured and sold at a price competitive with current disposable syringes, Maxxon's safety syringe will not be able to compete effectively in the marketplace. There can be no assurance that Maxxon will be able to successfully complete the production of its safety syringe, that its safety syringe will achieve required regulatory approval or that its safety syringe, if so developed and approved, can be manufactured and distributed at a price competitive with other safety syringes on the market.

     Maxxon's primary potential competitors are the manufacturers and distributors of existing syringes currently available in the marketplace. In particular, Maxxon estimates that Becton-Dickinson, controls much of the distribution of the disposable syringe market. If Becton-Dickinson or any of the other established competitors of Maxxon were to develop or acquire a safety syringe technology that could produce a safety syringe at a price competitive with disposable syringes, Maxxon's ability to compete would be materially adversely affected.

     5. Sources of Raw Materials and the Names of Principal Suppliers

     Maxxon does not presently manufacture any products, so it has no raw materials requirements. The materials used in manufacturing the Maxxon Safety Syringe are commercially available from a number of suppliers. The manufacturing process is highly technical and demanding with very low fault tolerances. There can be no assurance that Maxxon will be able to engage a company capable of manufacturing the Safety Syringe in a cost-effective manner.

     6. Dependence on One or Few Major Customers

     Maxxon does not yet have a product to sell, so its has no customers.

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     7. Patents, Trademarks, Licenses, Royalty Agreements or Labor Contracts

     Mr. Harry Kaufhold, Jr. owns the U.S. Patent on the Safety Syringe published on June 30, 1992. On April 30, 1997, Mr. Kaufhold entered into an exclusive license agreement ("Kaufhold License") whereby Mr. Kaufhold granted Maxxon-Oklahoma an exclusive worldwide license to perfect, produce and market the safety syringe. Further development of the safety syringe is being conducted by TABS and Hartzell. Maxxon has no information that has lead it to believe that the Patent infringes the intellectual property rights of another, but Maxxon gives no assurance to that effect.

     The Kaufhold License obligates Maxxon to pay Mr. Kaufhold a royalty while the Patent remains in effect equal to 3% of the gross receipts (excluding taxes, transportation, insurance, shipping and handling, packaging, returns, replacements for defective or damaged goods, all discounts, and all funds received from sales which are contested or subject to claims) from the sale of the Safety Syringe, including any foreign sales, using the Patent or any additions, extensions and improvements thereto. If by April 30, 2000, the cumulative sales of syringes using the Patent have not exceeded $100,000, or if in any subsequent year the annual sales do not exceed $100,000, the Kaufhold License, along with any royalty obligation, will terminate. In November, 1999, Maxxon ceased to pursue development of the Kaufhold designed syringe because it was determined not to be commercially viable.

     On November 18, 1999, Maxxon entered into an Exclusive License Agreement with Wayland J. Rippstein, Jr. and others (the "Rippstein License"), attached hereto as Exhibit 6.9, pursuant to which Maxxon acquired the exclusive worldwide license to manufacture and market a new proprietary safety syringe invented and being developed by Mr. Rippstein (the "Ripp Syringe"). This new syringe is a single-handed, vacuum-operated safety syringe that retracts the needle into the barrel of the syringe after use. The vacuum is created at the time of use, not at the time of manufacture. Mr. Rippstein intends to apply for a U.S. Patent as soon as possible and intends to apply for international patent protection after the U.S. Patent has been filed. There is no assurance that a U.S. Patent will issue or that international patent protection will be obtained.

     Pursuant to the Rippstein License, the Company agreed to pay a royalty of 4% of gross sales of licensed products for the life of the last to expire patent covering the Ripp Syringe. All earned but unpaid royalties shall accrued interest at the rate of 8% per year, compounded annually, from and after the due date until paid in full. Maxxon also agreed to pay $100,000 to Mr. Rippstein and $100,000 to his two associates provided that the following events occur on or before September 30, 2001: (1) the issuance of a U.S. Patent covering the Ripp Syringe, (2) the completion of a fully functional and working safety syringe, and (3) FDA approval to sell the Ripp Syringe in the U.S.; provided that Maxxon agrees to pay the obligations if the Ripp Syringe is sold in jurisdictions not

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requiring  FDA  approval  prior to September  30, 2001.  If such events have not occurred by September 30, 2001, then the obligation of Maxxon to pay the $200,000 shall be terminated. Maxxon also agreed to grant Mr. Rippstein and his two associates options to purchase a total of 1,600,000 shares of common stock of Maxxon at $0.50 per share, which was the closing price of the common stock on the day the Rippstein License was signed. The options expire October 31, 2009 are subject to certain vesting conditions as follows: (1) 20% of the options shall become vested and exercisable immediately upon execution of the Rippstein License, (2) 20% of the options shall become vested and exercisable when a fully working safety syringe has been produced and demonstrated to be safe and reliable and meeting the specifications, (3) 20% of the options shall become vested and exercisable upon issuance of a U.S. Patent covering the Ripp Syringe,
(4) 20% of the options shall become vested and exercisable upon the production of (5) 20% of the options shall become vested and exercisable upon FDA approval of the Ripp Syringe. The Ripp Syringe is currently in development. No assurance is given that it will be successfully developed or commercially viable.

     8. Need for Governmental Approval

     Pursuant to the Federal Food, Drug and Cosmetic Act, the FDA regulates the research, design, testing, manufacture, safety, labeling, storage, record-keeping, advertising and promotion, distribution, and production of medical devices in the United States. Maxxon's Safety Syringe is considered a medical device, is subject to FDA regulation, and must receive FDA approval prior to sale in the United States.

     Medical devices are classified into one of three classes, depending on the controls deemed by FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g. labeling, pre-market notification and adherence to Quality System regulations, which have replaced Good Manufacturing Practice regulations.) These devices are subject to the lowest level of regulatory control. Class II devices are subject to general controls and to special controls (e.g. performance standards, post-market surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness, and require clinical testing and FDA approval prior to marketing and distribution. Class III devices are the most rigorously regulated.

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

     Generally, before a new device can be introduced into the market in the United States, the manufacturer must obtain FDA clearance through a 510(k) pre-market notification or approval of a premarket approval ("PMA") application. If a medical device manufacturer can establish that a device is "substantially equivalent" to a legally marketed Class I, Class II device, or a Class III device for which FDA has not called for PMAs, the manufacturer may seek clearance from FDA to market the device by filing a 510(k) pre-market notification. The 510(k) pre-market notification will need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.

     If Maxxon cannot establish that its safety syringe is substantially equivalent to a legally marketed predicate device, Maxxon must seek pre-market approval of the proposed device through submission of a PMA application. A PMA application must be supported by valid scientific evidence, including pre-clinical and clinical trial data, as well as extensive literature to demonstrate a reasonable assurance of the safety and effectiveness of the device. The PMA represents the most rigorous form of FDA regulatory approval. Management believes that it will be able to establish that the Safety Syringe is substantially equivalent to FDA approved syringes.

     The Maxxon Safety Syringe is a single-handed, vacuum operated safety syringe. FDA currently regulates piston syringes as Class II devices, subject to special controls embodied in published standards relating to syringes and require 510(k) clearance.

     If the Maxxon Safety Syringe is packaged with needles, the syringe and the needles each require FDA clearance. Like piston syringes, hypodermic single lumen needles are regulated as Class II devices, are subject to special controls embodied in published standards, and require 510(k) clearance. Since Maxxon does not manufacture needles, it is likely that Maxxon will license them from a third party manufacturer and gain the right to reference the manufacturer's Device Master File. This requires obtaining written consent to reference information relate to that party's product, facility, and manufacturing procedures. The party, while willing to allow FDA's confidential review of that information, may not want the Company to have direct access to it, so reference to the party's Device Master File for the needles may be unavailable.

     If the safety syringe is not packaged with needles, the Company will have to submit performance test data for all needle sizes and gauges intended to be used with the product.

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

     Maxxon's safety syringe meets the definition of a medical device and is subject to FDA 510(k) pre-market notification clearance before it can be commercialized in the United States. No such approval is required in foreign jurisdiction, through such foreign jurisdiction may have its own requesting equipment which must to met before the safety syringe can be sold there. Maxxon cannot begin to gather the data necessary for submission of the application until an effective working prototype syringe is produced in sufficient quantities to gather such data. Management expects that the working prototype could be completed in late 2000 and that FDA approval that could be obtained in late 2001, though no assurance is given to that effect. The schedule will depend in large part upon the range and scope of the clinical tests required, which management can not estimate at this time, and the results of such tests.

     9. Effect of Existing or Probable Governmental Regulation

     The safety syringe field is relatively new, and it is quite possible that new regulations could be proposed and adopted which could restrict marketing of its safety syringe. Maxxon is not aware of any such pending or proposed regulations, however, there is no assurance that they will not be imposed.

     In October, 1998, California enacted legislation that made itself the first state in the nation to require the use of safety needles to protect healthcare workers from accidental needlesticks. The law requires that healthcare employers in California use safe needle devices beginning January 15, 1999. Other states are expected to enact similar legislation.

     10. Estimate of the Amount Spent on Research and Development

     Through December 15, 1999, Maxxon has paid approximately $290,000 for research and development of the Kaufhold safety syringe, and $10,000 for the Rippstein syringe and has committed to fund an additional $200,000 upon the occurrence of various development and FDA approval milestones related to the Rippstein syringe. See Item 1. Subparagraph 7. Patents, Trademarks and Licenses for details about the milestones. No customer, current or future, has or is expected to bear any direct research and development expense.

     11. Costs and effects of environmental compliance

     Maxxon has incurred no costs associated with environmental compliance and does not expect to be required to spend any sums on environmental compliance in the future.

     12. Number of total employees and number of full time employees

     Maxxon has no full time employees. Maxxon's sole officer and director and its five employees provide services to Maxxon on a part-time basis and are each engaged in other business activities. There are no written employment agreements.

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

     13. Year 2000 Disclosure

     The computer hardware and software used by the Company are made or licensed by various name-brand companies and are less than one year old. The computer hardware consists of a network server and six personal computers and the computer software consists of an operating system and word processing, spreadsheet and accounting applications. The Company has been advised by each vendor, either directly in writing or indirectly through information obtained at their web site, that their hardware and/or software is Year 2000 compliant. On September 30, 1999, the Company tested these assertions by setting the date on the network server and on each computer to January 1, 2000. Each software application on each computer was used, and no problems were encountered. The Company does no use any proprietary computer software. To date, the costs to the Company to address Year 2000 issues have been immaterial.

     The Company is dependent upon its outside technical consultants for development of the safety syringe. The Company is also dependent on third-parties for banking, telephone, internet and utility services. Because the Company's product is still in development, the Company does not yet have customers or suppliers and does not anticipate having customers or suppliers in the near future.

     The Company believes that the most likely worst case scenario related to Year 2000 is a significant delay in the development of the safety syringe. Such an interruption could occur due to a breakdown in the computer systems of its outside technical consultants or third parties. The Company currently does not have a contingency plan in the event a particular system or vendor is not Year 2000 ready. There can be no assurance that unexpected Year 2000 readiness problems of the Company or its vendors and service providers will not materially adversely affect the Company's business, operating results or financial condition. The foregoing assessment represents management's best estimates at the present time, which could change significantly in the future.

Item 2.  Management Discussion and Analysis

(a)  Plan of Operation

     1. Plan of Operation for the Next Twelve Months

     Maxxon anticipates spending the next twelve months developing a functional prototype of the safety syringe and gathering the data necessary to support its application for FDA approval.

     Maxxon is seeking to consummate a business combination by way of tax-free merger, exchange of stock, sale of assets or other business combination with a medical device company with existing manufacturing, quality control, marketing, distribution and regulatory compliance capabilities in place. Alternatively but simultaneously, Maxxon is seeking strategic alliances with medical professionals, pharmaceutical and other companies willing to provide Maxxon with manufacturing, marketing and distribution capabilities. Maxxon has no such agreements at this time. There is no assurance that Maxxon will be successful in making acceptable arrangements for a business combination or strategic alliances.

     (i) Cash Requirements

     Management believes that Maxxon can satisfy its cash needs out of available cash for the next three months. Maxxon intends to engage in an offering of its common stock to fund the development costs and costs associated with collecting data and filing the required applications for FDA approval, and to identify and consummate strategic business alliances. There is no assurance that any additional capital needed will be available to Maxxon on acceptable terms when needed, if at all. Any additional capital may involve substantial dilution to the interests of Maxxon's then existing stockholders.

     (ii) Product Development and Research Plan for the Next Twelve Months

     Maxxon anticipates spending the balance of the next twelve months developing a functional prototype of the safety syringe and gathering the data necessary to support its application for FDA approval. There is no assurance that the Company will be successful in developing a functional prototype of the safety syringe or in gaining FDA approval for the safety syringe.

     (iii) Expected Purchase or Sale of Plant and Significant Equipment.

     None.

     (iv) Expected Significant Changes in the Number of Employees

     Maxxon plans to hire a Chief Executive Officer during 2000 to chart the direction and future of the Company and to implement the Company's strategic plans. There is no assurance that the Company will be able to attract and retain a qualified CEO or that such CEO, if hired, will be successful in implementing the Company's strategic plans.

Item 3.  Description of Property

(a)  Location and Description of Property

     The Company's principal executive office is located at 8908 South Yale, Suite 409, Tulsa, Oklahoma 74137-3545. Maxxon leases its executive offices, which are currently shared with other companies controlled by its officer and director. Maxxon's portion of the lease payment is approximately $2,200 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table shows the ownership of Maxxon common stock by officers and directors, and by persons known to the Company to be the beneficial owner of more than 5% of the Company's common stock. The number of shares owned includes the shares which the listed beneficial owner has the right to acquire within sixty days from options to purchase common stock. The percentage of outstanding shares was calculated based on the 12,317,348 shares issued and outstanding at December 15, 1999 plus the shares which the listed beneficial owner has the right to acquire within 60 days:

                                                                   Percent of
                            Relationship       Common Shares      Outstanding
     Name and Address        to Company            Owned             Shares
     ----------------       ------------       -------------      -----------
     Gifford M. Mabie       Sole Officer          368,750 (1)         2.92%
     8908 S. Yale Ave.      and Director
     Tulsa, OK  74137

     Rhonda R. Vincent      Beneficial Owner    1,142,750 (2)         9.01%
     8908 S. Yale Ave.
     Tulsa, OK  74137

     Sole Officer and
     Director and
     Beneficial Owner
     as a group
     (2 persons)                                 1,511,500          11.70%

     (1) Includes 26,000 shares owned directly, 55,000 shares owned indirectly through Investor Relations Corporation, a company owned 50% by Mr. Mabie, and 300,000 options exercisable at $0.50 per share.

     (2) Includes 878,800 shares owned directly, 50,000 shares owned indirectly through Investor Relations Corporation, a company owned 50% by Ms. Vincent, and 300,000 options exercisable at $0.50 per share.

Common Stock Options

     At December 15, 1999, Maxxon had outstanding a total of 2,800,000 options to purchase shares of its common stock at $0.50 per share, 1,520,000 of which were exercisable. Of the 2,800,000 options outstanding, 1,200,000 are employee stock options granted by the Board in January, 1998 and 1,600,000 are consultant options granted by the Board in November, 1999. The exercise price was equal to the market price of the Company's common stock as quoted on the OTC Bulletin Board on the date of grant. The options expire ten years from the date of the grant if not sooner exercised:

                                                                  Options
                                                              Exercisable
                            Relationship            Options            at
Name and Address            to Company          Outstanding      12/15/99
----------------            ------------        -----------   -----------

Gifford M. Mabie........... Sole Officer            300,000       300,000
                            and Director
Rhonda R. Vincent.......... Key Employee            300,000       300,000
Dr. Thomas Coughlin........ Key Employee            200,000       200,000
Frederick Slicker.......... Key Employee            200,000       200,000
Vicki Pippin............... Key Employee            200,000       200,000
                                                -----------   -----------
Total Employee Options                            1,200,000     1,200,000

Wayland Rippstein
and Associates
(3 persons)................ Consultant            1,600,000       320,000
                                                -----------   -----------
Total Options Outstanding and Exercisable......   2,800,000     1,520,000
                                                ===========   ===========

     The options to Wayland Rippstein and associates were granted to Wayland Rippstein (800,000 options), Ken Keltner (400,000 options) and Lynn Carter (400,000 options)in connection with the execution of the Rippstein License . The options expire October 31, 2009 and are subject to certain vesting conditions as follows: (1) 20% of the options shall become vested and exercisable immediately upon execution of the Rippstein License, (2) 20% of the options shall become vested and exercisable when a fully working safety syringe has been produced and demonstrated to be safe and reliable and meeting the specifications, (3) 20% of the options shall become vested and exercisable upon issuance of a U.S. Patent covering the Ripp Syringe, (4) 20% of the options shall become vested and exercisable upon the production of (5) 20% of the options shall become vested and exercisable upon FDA approval of the Ripp Syringe. As of December 15, 1999, 20% of the options granted were exercisable.

Changes in Control

     There are presently no arrangements which may result in a change in control of the Company.

Item 5.  Directors, Officers and Significant Employees and Consultants

(a)  Identify Directors and Executive Officers

     (1)-(4) Names, Ages, Positions, Offices and Business Experience

     Gifford M. Mabie, age 59, is Chariman, CEO and a Director of Maxxon. From 1982 to 1994, Mr. Mabie was Senior Vice President of CIS Technologies, Inc. (NASD: CISI), a leading health care information company that was purchased by National Data Corporation (NYSE: NDC) in 1996. Mr. Mabie was instrumental in raising over $40 million in capital that funded acquisitions and new product development. As a result, that company's revenues grew from $105,000 in 1987 to over $40 million in 1995. Prior to CIS, Mr. Mabie was with Honeywell Information Systems, Inc., where he ranked as one of its top five salesmen worldwide. Prior to joining Honeywell, he was corporate controller with W.B. Dunavant and Company, one of the world's largest cotton brokers. He holds degrees in accounting and economics from Memphis State University and served for eight years in the United States Navy.

     (5) Other Directorships

     Gifford Mabie is also an officer and a director of:

     Lexon, Inc., (OTCBB: LXXN), which is developing cancer screening test kits for colon cancer and certain types of ovarian and testicular cancers and for lung cancer.

     Centrex, Inc., which is developing a prototype for almost instantaneous detection of e.coli and crytosporidium.

     Nubar, Inc., which is developing a laminated carbon fiber reinforcing bar for concrete structures.

     Image Analysis, Inc., which is developing a color magnetic resonance imaging software

(b)  Other Significant Employees and Technical Consultants

     The following persons are significant part-time employees to Maxxon, but none of them is an officer or director:

     Thomas R. Coughlin, M.D., age 50, is Medical Director for the Company. He is also an officer and director of Lexon, Image Analysis, Centrex and Nubar. Prior to joining the Company, Dr. Coughlin was a cardiovascular surgeon for more than 25 years. From 1995 to January 1999, he practiced cardiovascular surgery in Tulsa, Oklahoma and was assistant clinical professor at the University of Oklahoma Medical School from 1995 to 1998. From 1992 to 1995, he was Medical Director of Cardiovascular Surgical Services at Alexandria Hospital in Alexandria, Virginia; and from 1991 to 1995, he was Assistant Clinical Professor, Thoracic and Cardiovascular Surgery, at George Washington University Medical Center in Washington, D.C. He has received numerous professional honors and has published 25 research papers. He is a graduate of the University of Rochester School of Medicine and Dentistry, Rochester, New York (M.D.) and Seton Hall University (B.S.).

     Rhonda R. Vincent, age 35, is Director of Finance of Maxxon. She is also the Director of Finance for Lexon, and Vice President and a Director of Image Analysis, Centrex and Nubar. From 1994 to 1997, Ms. Vincent was Vice President, Secretary, Treasurer and Director of Corporate Vision, Inc. (OTCBB: CVIA), a multimedia software development company. For five years prior to founding Corporate Vision, Ms. Vincent held various accounting, finance and investor relations positions with CIS Technologies, Inc. (NASD: CISI), a leading healthcare information processing company that was purchased by National Data Corporation (NYSE: NDC) in 1996. She began her career as an audit associate with the public accounting firm of Coopers & Lybrand. Ms. Vincent is a Certified Public Accountant and holds a Bachelor of Science degree in accounting from Oral Roberts University. She resigned as a officer and director of Image Analysis on July 15, 1999. She is Director of Finance of Maxxon, Lexon, Centrex and Nubar.

     Frederick K. Slicker, age 56, is General Counsel for Maxxon. He is also General Counsel for Lexon, Image Analysis, Centrex, and Nubar. He has practiced law for more than 30 years, primarily in the areas of mergers and acquisitions, securities law compliance and general business. He holds a Master of Laws degree from Harvard Law School and a Juris Doctor Degree with highest distinction and a Bachelor of Arts in Mathematics from the University of Kansas. He served in the United States Army for seven years. In addition to his duties at Image Analysis, he continues to practice law for third-party clients. He is a frequent speaker to professional groups on legal and other subjects.

     Vicki L. Pippin, age 40, is Director of Administration for Maxxon. She has had more than 20 years in senior executive administration for various public companies in the aerospace and healthcare software industries, including McDonnell Douglas, Burteck Industries and CIS Technologies. She also works as Director of Administration for Image Analysis, Lexon, Centrex and Nubar.

     Wayland J. Rippstein is a technical consultant to Maxxon. He retired in 1983 from NASA as the Head of the Toxicology Laboratory where he worked extensively with syringes, vacuums and other issues on the leading edge of technology for more than 20 years. Since his retirement, Mr. Rippstein has been a consultant to various businesses. He has testified extensively as an expert witness in litigation involving the toxicological chemical effects of fires, explosions and other catastrophic events. Mr. Rippstein also owned and operated a chemical manufacturing firm for more than 7 years, selling primarily agricultural chemicals. He holds a patent for an agricultural chemistry product. He is a graduate from the University of Texas with a Bachelors and Masters Degree in Chemistry.

(c)  Family Relationships

     None.

(d) Involvement in Legal Proceedings of Officers, Directors, and Control Persons

     None.

Item 6.  Compensation  of Sole Officer and  Director and Other  Significant
         Employees

     Mr. Mabie, the sole officer and director, has received no salary since inception. The Company accrues the fair value of Mr. Mabie's services as a contribution to paid-in capital. During 1998, the Board granted Mr. Mabie an option to purchase 300,000 shares of common stock at $0.50 per share. The exercise price was equal to the closing price of the Company's common stock on the date of grant. The options expire ten years from the date of grant.

     During 1997, 1998, and through December 15, 1999, Mr. Slicker, the Company's legal counsel, was paid fees of $41,000, $53,000, and $61,000, respectively. His fees are for legal services rendered to the Company at his standard hourly rate. During 1998, the Board granted Mr. Slicker an option to purchase 300,000 shares of common stock at $0.50 per share. The exercise price was equal to the closing price of the Company's common stock on the date of grant. The options expire ten years from the date of grant. During 1999, Mr. Slicker exercised an option to purchase 100,000 shares of the Company's common stock at $0.50 per share which resulted in the Company receiving $50,000.

     Dr. Coughlin, Medical Director for the Company, has received no salary for his services. The Company accrues the fair value of Dr. Coughlin's services as a contribution to paid-in capital. During 1998, the Board granted Mr. Mabie an option to purchase 300,000 shares of common stock at $0.50 per share. The exercise price was equal to the closing price of the Company's common stock on the date of grant. The options expire ten years from the date of grant. During 1999, Dr. Coughlin exercised an option to purchase 100,000 shares of the Company's common stock at $0.50 per share which resulted in the Company receiving $50,000.

     Ms. Vincent, Finance Director for the Company, received no salary for her services during 1999 and 1997. The Company accrued the fair value of Ms. Vincent's services as a contribution to paid-in capital. During 1998, Ms. Vincent received a salary of $30,000. During 1998, the Board granted Ms. Vincent an option to purchase 300,000 shares of common stock at $0.50 per share. The exercise price was equal to the closing price of the Company's common stock on the date of grant. The options expire ten years from the date of grant.

     Ms. Pippin, Administrative Director for the Company, received no salary for her services no 1999. The Company accrued the fair value of Ms. Pippin's services as a contribution to paid-in capital. During 1998 and 1997, Ms. Pippin received a salary of $47,000 and $27,417, respectively. During 1998, the Board granted Ms. Pippin an option to purchase 300,000 shares of common stock at $0.50 per share. The exercise price was equal to the closing price of the Company's common stock on the date of grant. The options expire ten years from the date of grant.During 1999, Ms. Pippin exercised an option to purchase 100,000 shares of the Company's common stock at $0.50 per share which resulted in the Company receiving $50,000.

Item 7.  Certain Relationships and Related Transactions

(a)  Describe Related Party Transactions

     During 1997 and 1998, the Company loaned Mr. Mabie $33,500 and $17,500, respectively, at an interest rate of 8% per year. The loans and accrued interest were canceled during 1998 and accounted for as G&A expense.

     During 1997 and 1998, the Company loaned Ms. Vincent $29,000 and $7,500, respectively, at an interest rate of 8% per year. The loans and accrued interest were canceled during 1998 and accounted for as G&A expense.

     During 1997, the Company issued 108,000 shares of stock through conversion of common stock warrants by Bryant Investments, a founder of Cerro Mining. Of the 108,000 shares issued, 43,500 shares were issued in exchange for $87,000 in cash and 64,500 were issued in exchange for a $129,000 promissory note. During 1998, the Company canceled the promissory note and accrued interest of $4,677 pursuant to a settlement agreement with Bryant Investments. The settlement was accounted for as G&A expense.

     During 1997 and 1998, the Company advanced approximately $64,000 to William Robinson, a former officer of the Company. During 1997, the Company also issued 52,757 shares of common stock in exchange for $69,800 in subscriptions receivable from a company related to Mr. Robinson. During 1998, the Company canceled $64,000 in indebtedness plus accrued interest of $1,507 from William Robinson and canceled the $69,800 receivable from a company related to Mr. Robinson, pursuant to his resignation and settlement agreement. The settlement was accounted for as G&A expense.

     During 1997, the Company advanced approximately $35,000 to Sean Stanton, a founder of Cerro Mining. During 1998, the Company canceled the $35,000 indebtedness plus accrued interest of $1,023 and issued Mr. Stanton 350,000 shares of common stock pursuant to a settlement agreement. The settlement was accounted for as G&A expense.

Item 8.  Description of Securities


     Maxxon is authorized to issue 25,000,000 Shares of Common Stock, par value $0.001 per share, of which 12,317,348 shares were outstanding as of December 15, 1999.

     Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

     Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Maxxon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Maxxon intends to retain any earnings for the operation and expansion of its future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Maxxon's financial condition and such other factors as the Board of Directors may consider.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of Maxxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Maxxon available for distribution to shareholders.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Maxxon.

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity

     (a) Market Information

     Maxxon's Common Stock is actively traded on the NASD's Over-the-Counter Bulletin Board. The high and low prices for Maxxon's Common Stock during the calendar quarters ended were:

    Quarter ended                                       High           Low
    -------------                                    ---------      ---------

    March 31, 1998                                     $2.63          $0.47
    June 30, 1998                                      $2.94          $1.16
    September 30, 1998                                 $1.91          $0.97
    December 31, 1998                                  $1.56          $0.78
    March 31, 1999                                     $1.75          $0.75
    June 30, 1999                                      $1.34          $0.75
    September 30, 1999                                 $1.13          $0.38

     Quotations on the OTC Bulletin Board reflect bid and ask quotations, may reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

     (b) Holders

     As of December 15, 1999 there were approximately 250 holders of record of Maxxon's common stock.

     (c) Dividends

     Maxxon has not declared any dividends in the past, and there is no intention to declare dividends in the future.

Item 2.  Legal Proceedings

     There is no litigation pending against Maxxon. There are certain claims outstanding arising under the Development Agreement among TABS, Hartzell and Maxxon. Maxxon asserts that a material breach has occurred by reason of the failure of TABS and Hartzell to produce a working prototype of the Safety Syringe on or before September 30, 1998 as required by the Development Agreement. On September 24, 1999, TABS first submitted its invoice for services rendered from January 1, 1999 through September 22, 1999 of approximately $41,000. In addition, TABS then informed Maxxon that it has received invoices from Hartzell for approximately $7,200 which TABS has not paid, because Hartzell has failed to produce parts to TABS that meet approved specifications and which when assembled do not result in a working prototype. Maxxon funded an escrow account in the amount of $125,000 pursuant to the Development Agreement, and approximately $50,000 remains undisturbed. The Company is working to resolve the dispute, but there is no assurance that it can be resolved to the satisfaction of all parties without litigation.

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities

     (a) Date, Title and Amount of Securities Sold

     From inception through December 15, 1999, the Company sold 2,256,000 shares of its common stock in private offerings to third party investors.

     The Company issued 7,578,000 shares of its common stock pursuant to the Merger with Maxxon-Oklahoma. Following the Merger, the Company issued 621,600 shares of its common stock pursuant to the Agreement and Plan of Exchange with Ives Health Company, Inc.

     The Company has issued 300,000 shares upon the exercise of options granted to key consultants.

     In May 1997, the Merger of Maxxon-Oklahoma into Cerro Mining was completed. Pursuant to the merger the shareholders of Cerro retained 531,000 shares of common stock and the shareholders of Maxxon received 7,578,000 shares of common stock.

     During 1997, the Company sold 175,069 shares of common stock to third-party investors for $266,720 in cash, issued 90,499 shares in exchange for services from third-parties valued at $173,427, and issued 102,673 shares upon conversion of $75,000 in debentures which were purchased during 1997 by a third-party investor for cash.

     During 1997, the Company issued 108,000 shares of stock through conversion of common stock warrants by Bryant Investments, a founder of Cerro Mining. Of the 108,000 shares issued, 43,500 shares were issued in exchange for $87,000 in cash and 64,500 were issued in exchange for a $129,000 promissory note. During 1997, the Company issued 52,757 shares in exchange for $69,800 in subscriptions receivable from a party related to a former officer. During 1998, the Company canceled the promissory note and the subscription receivable pursuant to a settlement agreements with Bryant Investments and with the former officer.

     In August 1997, the Company completed the merger with Ives Health Company and The Health Club and issued 621,600 shares of its common stock to the shareholders of the two companies. Additionally, the Company issued 18,513 shares of its common stock, as payment for $27,000 in Ives debts. In December 1997, 275,360 shares of stock previously issued for the acquisition of Ives Health Company were surrendered to the Company (see Note 3).

     During 1998, the Company sold 50,000 shares of common stock to a third-party investor for $91,000 in cash, issued 44,827 shares of common stock as payment for $55,000 in Ives debts, and issued 548,574 shares of common stock upon conversion of debentures purchased by a third party investor during 1997 for $25,000 and during 1998 for $250,000.

     In January 1998, the Company entered into an agreement with Stockbroker Relations, Inc., a third-party investor relations firm, to provide services to the Company in exchange for 835,042 shares of common stock valued at $448,140. In January 1998, the Company issued 77,691 to Texas Applied Biotechnology Services, Inc. (TABS) as payment for $35,660 in services related to the development of the safety syringe. During 1998, the Company also issued 75,274 shares valued at $90,748 as payment for services rendered by Maxxon's Medical Advisory Board and Com-Med Strategic Alliances, which coordinated the Board's activities. During 1998, the Company canceled 91,572 shares issued during 1997 pending performance of services by other third-party vendors. The services were valued at $40,265 during 1997. The services were not performed and the Company canceled the shares during 1998.

     In January 1998, the Board granted 1,750,000 options to purchase common stock at exercise prices ranging from $0.50 to $.2.00 per share to Stockbroker Relations, Inc. ("SRI"). During 1998, SRI exercised 500,000 options at prices ranging from $0.50 and $0.75 per share which resulted in the Company receiving $307,400 in cash and $18,100 in services. In September 1998, the Board granted 70,000 options to purchase common stock at $0.75 per share to Morgan-Phillips, Inc., a third-party investor relations firm. Morgan-Phillips exercised all 70,000 options during 1998, which resulted in the Company receiving $52,500 in cash.

     In June 1998, the Company issued 350,000 shares to Sean Stanton, a founder of Cerro Mining, as a result of a settlement agreement.

     During 1999, the Company sold 390,693 shares of its common stock to third-party investors for $342,425 in cash, issued 14,069 shares of its common stock to a non-affiliate as a consulting fee in connection with the sale of common stock, issued 300,000 shares of its common stock to employees in connection with the exercise of stock options which resulted in the Company receiving $150,000 in cash, and issued 150,000 shares of its common stock to Morgan-Phillips, Inc. in exchange for services valued at $150,000.

     (b) Names of Principal Underwriters

     There was no public offering of the Maxxon shares. The shares outstanding were issued in various transactions exempt from registation under Sections 4(1), 4(2), 4(6), and 7 of the Securities Act of 1933.

     (c) Consideration

     In connection with the sale of 140,693 shares of common stock to third-party investors during 1999, the Company issued 14,069 shares of its common stock a non-affiliate as a consulting fee.

     (d) Section under which Exemption from Registration was Claimed

     The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(1), 4(2), 4(6) and 7 of the Securities Act of 1933. Each recipient in each such transaction represented his or her intention to acquire the securities for investment only and not with a view to any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions.

Item 5.  Indemnification of Officers and Directors

     Maxxon's Articles of Incorporation provide for indemnification to the full extent permitted by Nevada law of all persons it has the power to indemnify under Nevada law. In addition, Maxxon's Bylaws provide for indemnification to the full extent permitted by Nevada law of all persons it has the power to indemnify under Nevada law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Maxxon's Articles of Incorporation and Bylaws which provide indemnification may reduce the likelihood of derivative litigation against Maxxon's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Maxxon and its stockholders.

     In addition, Maxxon has entered into indemnification agreements with Messers. Mabie, Slicker, and Coughlin and Ms. Vincent and Ms. Pippin, a form of which is attached hereto as Exhibit 6.3. These agreements provide that Maxxon will indemnify each person for acts committed in his or her official capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                    Part F/S

                               TABLE OF CONTENTS

(a)  Annual Financial Statements

Independent Auditor's Report................................................F-2

Balance Sheets at December 31, 1998 and 1997................................F-3

Statements of Operations from Inception (December 16, 1996)
   to December 31, 1998 and for the years ended
   December 31, 1998 and 1997...............................................F-4

Statements of Cash Flows from Inception (December 16, 1996)
   to December 31, 1998 and for the years ended
   December 31, 1998 and 1997...............................................F-5

Statements of Changes in Stockholders' Equity
   from Inception (December 16, 1996) to December 31, 1998 .................F-6

Notes to Financial Statements December 31, 1998.............................F-7


(b)  Interim Financial Statements

Balance Sheets at September 30, 1999 (Unaudited) and
   December 31, 1998 .......................................................F-19

Statements of Operations from Inception (December 16, 1996)
   to September 30, 1999 and for the nine months ended
   September 30, 1999 and 1998..............................................F-20

Statements of Cash Flows from Inception (December 16, 1996)
   to September 30, 1999 and for the nine months ended
   September 30, 1999 and 1998..............................................F-21

Notes to Financial Statements September 30, 1999............................F-22

                          Independent Auditor's Report


  To the Shareholders of
  Maxxon, Inc.
  Tulsa, Oklahoma

         We have audited the accompanying balance sheet of Maxxon, Inc. (a development stage company) for the years ended December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998 and 1997 and for the period from December 16, 1996 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxxon, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and for the period from December 16, 1996 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.




Henderson Sutton & Co., P. C.
Certified Public Accountants

March 29, 1999

                                  Maxxon, Inc.
                                 Balance Sheets
                           December 31, 1998 and 1997

                                                      December 31,  December 31,
                                                             1998          1997
                                                      ------------  ------------
                       ASSETS
Current assets
Cash ...............................................         --           2,665
Receivables from related parties (Note 3 and 15) ...       12,000       280,577
Interest receivable- related parties (Note 15) .....         --           8,771
Prepaid consulting expenses ........................         --           3,000
                                                      ------------  ------------
   Total current assets ............................       12,000       295,013
                                                      ------------  ------------

Property and Equipment, net of depreciation ........       22,210        16,132
                                                      ------------  ------------

Other assets
Investment in Ives Health Company (Note 4) .........      640,418       639,348
Investment in The Health Club (Note 4) .............       45,000        45,000
License Agreement and Other Intangible Assets,
   net of amortization (Note 2 and 5)...............       99,741       103,200
                                                      ------------  ------------
      Total other assets ...........................      785,159       787,548
                                                      ------------  ------------
TOTAL ASSETS .......................................      819,369     1,098,693
                                                      ============  ============

         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities ...........        7,629       101,227
Notes payable (Note 6) .............................         --          26,656
Convertible debenture payable (Note 14) ............         --          25,000
                                                      ------------  ------------
   Total current liabilities .......................        7,629       152,883

Long-term debt
Note payable to related party (Note 15) ............       69,538          --
Convertible debenture payable (Note 14) ............         --          55,000
                                                      ------------  ------------
   Total long-term debt ............................       69,538        55,000
                                                      ------------  ------------
Total liabilities ..................................       77,167       207,883
                                                      ------------  ------------

Shareholders' equity
Preferred stock, $0.001 par value, 5,000,000 shares
   authorized;  no shares issued and outstanding
   at December 31, 1998 and 1997, respectively......           --            --
Common stock, $0.001 par value,
   45,000,000 shares authorized; 11,462,587 shares
   and 9,002,751 shares issued and outstanding at
   December 31, 1998 and 1997, respectively.........       11,463         9,003
Paid in capital ....................................    4,110,497     1,746,982
Stock subscriptions receivable- related party ......         --         (69,800)
Retained earnings ..................................   (3,379,758)     (795,375)
                                                      ------------  ------------
   Total shareholders' equity ......................      742,202       890,810
                                                      ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........      819,369     1,098,693
                                                      ============  ============


    The accompanying notes are an integral part of the financial statements

                                  Maxxon, Inc.
                            Statements of Operations
        From inception (December 16, 1996) through December 31, 1998 and for the years ended December 31, 1998 and 1997

                                              From inception
                                                (December 16,
                                               1997) through
                                                 December 31,    December 31,   December 31,
                                                        1998            1998           1997
                                                ------------     -----------    ------------
Revenue .....................................   $       --      $       --      $       --

Expenses
Research and development ....................        281,353         195,818          85,535
General and administrative ..................      3,088,550       2,385,377         703,173
                                                ------------     -----------    ------------
   Total operating expenses .................      3,369,903       2,581,195         788,708
                                                ------------     -----------    ------------

Operating loss ..............................     (3,369,903)     (2,581,195)       (788,708)

Interest income .............................         15,554           6,784           8,770

Interest expense ............................         10,686             981           9,705

Depreciation and amortization ...............         14,723           8,991           5,732
                                                ------------     -----------    ------------
Net loss from operations ....................   $ (3,379,758)   $ (2,584,383)   $   (795,375)
                                                ------------     -----------    ------------
Weighted average shares outstanding (Note 10)     10,003,051      10,003,051       7,487,750
                                                ------------     -----------    ------------
Net loss per share (Note 1) .................   $      (0.34)   $      (0.26)   $      (0.11)
                                                ------------     -----------    ------------

    The accompanying notes are an integral part of the financial statements

                                  Maxxon, Inc.
                            Statements of Cash Flows
        From inception (December 16, 1996) through December 31, 1998 and for the years ended December 31, 1998 and 1997

                                                                  From inception
                                                                   (December 16,
                                                                   1997) through
                                                                    December 31,  December 31,  December 31,
                                                                            1998          1998          1997
                                                                   -------------  ------------  ------------
Operating activities
Net loss                                                             (3,379,758)   (2,584,383)     (795,375)
Plus non-cash charges to earnings:
   Depreciation and amortization                                         14,723         8,991         5,732
   Common stock issued for services                                     689,915       516,488       173,427
   Expenses paid by third parties                                        49,634        49,634             -
Contribution of services by officer and employees                       114,154       114,154             -
Services by officer and employees paid for with non-cash consideration   87,500        87,500             -
Consulting Services paid for with non-cash consideration                287,877       287,877             -
Compensation cost for stock options granted to non-employees            918,187       918,187             -
Change in working capital accounts:
   (Increase) decrease in other receivables                             (12,000)      (12,000)            -
   (Increase) decrease in prepaid expenses                                    -         3,000        (3,000)
   (Increase) decrease in receivables from related parties             (176,577)      (25,000)     (151,577)
   (Increase) decrease in interest receivable                                 -         8,771        (8,771)
   Increase (decrease) in accounts payable and accrued liabilities       43,289       (57,938)      101,227
                                                                     -----------  ------------  ------------
      Total operating activities             `                       (1,363,056)     (684,719)     (678,337)
                                                                     -----------  ------------  ------------

Investing activities
Purchase of equipment                                                   (28,948)      (11,024)      (17,924)
Investment in Ives Health Company                                      (251,997)       (1,070)     (250,927)
Investment in The Health Club                                           (10,000)            -       (10,000)
                                                                     -----------  ------------  ------------
      Total investing activities                                       (290,945)      (12,094)     (278,851)
                                                                     -----------  ------------  ------------

Financing activities
Loans from Shareholders                                                  19,904        19,904             -
Sale of common stock for cash:
   To third-party investors (prior to Merger)                           574,477             -       574,477
   To third-party investors                                             444,720        91,000       353,720
   From exercise of stock options by third-parties                      359,900       359,900             -
Convertible Debentures issued for cash                                  355,000       250,000       105,000
Payment of exclusive license note payable                              (100,000)      (26,656)      (73,344)
                                                                     -----------  ------------  ------------
      Total financing activities                                      1,654,001       694,148       959,853
                                                                     -----------  ------------  ------------

Change in cash                                                                -        (2,665)        2,665

Cash at beginning of period                                                   -         2,665             -
                                                                     -----------  ------------  ------------

Cash at end of period                                                       $ -           $ -       $ 2,665
                                                                     ===========  ============  ============

Supplemental disclosure of cash flow information:
   Cash paid for interest and taxes during the period                    10,687           982         9,705
                                                                     ===========  ============  ============

Non-cash financing and investing activities:
Common stock issued to founders                                           7,000             -         7,000
Common stock issued in connection with Merger
with Cerro Mining Corporation                                               300             -           300
Common stock issued in Ives Merger                                      346,262             -       346,262
Common stock subscriptions                                               69,800             -        69,800
Common stock issued in exchange for promissory note                     129,000             -       129,000
Common stock issued for convertible debentures                          190,660       115,660        75,000
Common stock issued for services                                        174,013           586       173,427
Common stock issued to pay Ives debt                                     27,000             -        27,000
                                                                      ==========  ============  ===========

     The accompanying notes are an integral part of the financial statements

                                  Maxxon Inc.
                       Statements of Stockholders' Equity
        From inception (December 16, 1996) thorugh December 31, 1998 and for the years ended December 31, 1998 and 1997

                                                                                                     Deficit
                                                                                                 Accumulated
                                                                                                  during the
                                         Note            Price       Common Stock       Paid-In  Development  Subscription
                                      Reference      per Share      Shares  Amount      Capital        Stage    Receivable    Total
                                      ---------------------------------------------------------------------------------------------
Balance at Inception (December 16, 1996)              ---                -       -            -           -                       -

Cerro Mining/Maxxon-OK Merger:
Cerro Mining                                            $0.001     531,000     531         (231)                                300
Maxxon-OK:
    Shares issued to founders               9           $0.001   7,000,000   7,000                                            7,000
    Shares sold for cash to third-party     9    $0.90 - $1.00     578,000     578      573,899                             574,477
         investors
Ives Transactions:
  Investment in Ives Health Company         4            $1.57     311,240     311      310,951                             311,261
  Investment in The Health Club             4             1.57      35,000      35       34,965                              35,000
  Conversion of Ives Debt                   4             1.46      18,513      19       26,981                              27,000
Issuance of Common Stock for:
  Cash from third-party investors          12            $1.62     218,569     219      353,501                             353,720
  Cash from related party                 12,15
  Promissory Notes                        3,12           $2.00      64,500      65      128,935                             129,000
  Subscriptions Receivable                12,15    $1.22-$1.49      52,757      53       69,747                (69,800)           -
  Services Rendered                        12      $1.38-$3.42      90,499      90      173,337                             173,427
  Debentures Converted                     14            $0.73     102,673     103       74,897                              75,000
Net Income (Loss) at December 31, 1997                                                             (795,375)               (795,375)
                                                              ----------------------------------------------------------------------

Balance at December 31, 1997                                     9,002,751   9,003    1,746,982    (795,375)   (69,800)     890,809

Issuance of Common Stock for:
  Conversion of Ives Debt                   4      $1.22-$1.28      44,827      45       54,955                              55,000
  Cash from third-party investor           12             1.82      50,000      50       90,950                              91,000
  Options exercised by third-parties      12,13    $0.50-$0.75     545,867     546      359,354                             359,900
    for cash
  Options exercised by third-parties      12,13          $0.75      24,133      24       18,076                              18,100
    for services
  Services Rendered by third-parties       12    $0.46 - $1.43     988,007     988      573,560                             574,549
  Debentures Converted by third parties    14            $0.50     548,574     549      274,451                             275,000
  Settlement with related party            15                      350,000     350                                              350
Certificates canceled:                     12                      (91,572)    (92)     (40,173)                            (40,265)
Value of Services Contributed by Officer
      and Employees                         1                                           114,154                             114,154
Compensation Cost for Stock Options
  Granted to Non-Employees                 13                                           918,187                             918,187
Cancellation of Subscriptions Receivable
      from related party                  12,15                                                                 69,800       69,800
Net Income (Loss) at December 31, 1998                                                           (2,584,383)             (2,584,383)
                                                              ----------------------------------------------------------------------

Balance at December 31, 1998                                    11,462,587  11,463    4,110,497  (3,379,758)         0      742,202
                                                              ----------------------------------------------------------------------

     The accompanying notes are an integral part of the financial statments.

                                  Maxxon, Inc.
                             (Formerly Cerro Mining)
                           A Development Stage Company

                          Notes to Financial Statements


Note 1 -          Summary of Significant Accounting Policies

                  Organization and Nature of Operations
                           Maxxon,   Inc.  ("Maxxon"  or  "the  Company")  is  a
                  development stage company organized to develop and market selected healthcare products. These products provide unique advantages or improvements to products that are currently in use. The Company has acquired an exclusive license to develop, manufacture and market a patented disposable safety syringe that automatically retracts the needle into the plunger after an injection has been given.

                           On May 31,  1997,  Cerro Mining  Corporation  ("Cerro
                  Mining"), a publicly traded Nevada corporation, acquired all of the outstanding common stock of Maxxon, Inc., a privately held Oklahoma corporation that was incorporated on December 16, 1996 ("Maxxon-Oklahoma"). For the period from December 16, 1996 to December 31, 1996, there was no activity in Maxxon-Oklahoma. Subsequent to the merger, Maxxon-Oklahoma ceased to exist and Cerro Mining changed its name to Maxxon, Inc. For accounting purposes, the merger was treated as a "Reverse Acquisition" whereby the financial statements of the acquired entity, Maxxon-Oklahoma, became those of the Company (See Note 9, "Reorganization"). The combination is a recapitalization and not a business combination (as defined in APB Opinion No. 16); therefore, pro forma financial information is not presented.

                  Cash and Cash Equivalents
                           The Company considers highly liquid investments (that
                  are readily convertible to cash) purchased with original maturity dates of three months or less to be cash equivalents.

                  Compensation of Officers and Employees
                           Currently, the Company's officers and other employees
                  serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the year ended December 31, 1998 and for the period from inception to December 31, 1998, the Company recorded $114,154 as a capital contribution of services by the officers and other employees.

                  Stock-based Compensation
                         The  Company  accounts  for  stock-based   compensation
                    arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.

                  Income Taxes
                           The Company uses the  liability  method of accounting
                  for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

                  Segment Information
                           Effective  January 1, 1998,  the Company  adopted the
                  provisions of SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information". The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the years ended December 31, 1998 and 1997, the Company operated in a single business segment engaged in developing and marketing selected healthcare products.

                  Earnings (Loss) per Share
                           The  Company   computes   net  income  per  share  in
                  accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provision of SFAS NO. 128 and SAB 98 basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average shares of common stock of the Company outstanding during the period (see Note 9). Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of fully diluted income (loss) per share of common stock assumes the dilutive effect of the Company's Series A Senior Subordinated Convertible Redeemable Debentures due on various dates in 1998 and 1999 and that has a conversion into common stock at the later of the beginning of the fiscal year or issue date. During a loss period, the assumed exercise of outstanding convertible debentures has an anti-dilutive effect. Therefore, these shares are not included in the December 31, 1998 and 1997 weighted average shares of 10,003,051 and 7,487,750 used respectively in the calculations of loss per share.

                  Use of Estimates
                           The preparation of financial statements in conformity
                  with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Fiscal Year End
                           The Company's fiscal year ends on December 31.

                  Reclassifications
                           Certain reclassifications have been made to the prior
                  year financial statements to conform to the current period presentation.

                  Research and Development ("R&D") Costs
                           The company is amortizing  the $100,000 paid pursuant
                  to the exclusive license agreement for a patented disposable safety syringe that automatically retracts the needle into the plunger after an injection has been given. The amortization is for a period of 40 years. All costs for developing the patented safety syringe are expensed as incurred.

                  New Accounting Standards
                           The  Company   adopted   SFAS  No.  130,   "Reporting
                  Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only on business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2 -          Exclusive License
                           On April  30,  1997,  the  Company  signed a  license
                  agreement  to pay  $100,000  to  Harry  J.  Kaufhold  for  the
                  exclusive  worldwide license to perfect,  produce and market a patented  safety  syringe.  The  exclusive  license  is  being amortized  over 40 years using the  straight-line  method.  At
                  December  31,  1998  and  1997,   the  amount  of  accumulated
                  amortization related to the Exclusive License was $5,000 and $2,500, respectively.

Note 3 -          Receivables from Related Parties

                           Receivables from Related Parties at December 31, 1998
                  and 1997 are as follows:

                                                                     1998           1997
                                                                     ----           ----
                  An unsecured note with Bryant Investments,
                    bearing interest of 8% per annum and
                    maturing March 15, 1998                      $     --        $ 129,000

                  An unsecured note with William Robinson,
                    bearing interest of 8% per annum and
                    maturing June 10, 1999                       $     --        $  54,446

                  An unsecured note with Sean Stanton,
                    Bearing interest at 8% per annum and
                    maturing March 15, 1998                      $     --        $  34,631

                                      F-9

                  An unsecured note with Gifford Mabie,
                    bearing interest of 8% per annum and
                    maturing May 19, 1999                        $     --        $  33,500

                  An unsecured note with Rhonda Vincent,
                    bearing interest of 8% per annum and
                    maturing June 17, 1999                       $     --        $  29,000

                  Rent receivable from related companies         $ 12,000        $       0
                                                                   ------          -------

                  Total receivable from related parties          $ 12,000        $ 280,577
                                                                   ======         ========

                    During 1998, the Company canceled the notes from officers in lieu of compensation for services. During 1998, the Company canceled the note from William Robinson, Bryant Investments and Sean Stanton pursuant to a settlement agreement. See Note 15. Related Party Transactions.

                           The  $12,000  related  party  receivable  balance  at
                  December 31, 1998 resulted from the office space that is shared with other companies controlled by the sole officer and director of the Company. The rent expense is allocated among the companies based on their level of activity and recorded as related party receivable on Maxxon's financial statements.


Note 4 -          Investment in Ives Health Company and The Health Club
                           On August 15,  1997,  the  Company  completed a stock
                  exchange  with Ives Health  Company,  ("Ives")  and The Health
                  Club, Inc. (" THC"), whereby Maxxon issued 621,600 shares of its common stock in exchange for all of the outstanding shares of both companies. Pursuant to this agreement, both Ives and THC became wholly owned subsidiaries of Maxxon, Inc. During
                  1997 and 1998, the Company issued 18,513 shares and 44,827 shares, respectively, as payment of Ives liabilities amounting to $27,000 and $55,000, respectively.

                           On December  31,  1997,  the Company  entered into an
                  agreement to rescind the portion of the August stock exchange agreement pertaining to Ives Health Co. Under the new agreement, a new corporation was formed, which retained the name Ives Health Company, Inc. Keith Ives resigned as an officer and director of Maxxon and surrendered 275,360 shares of common stock of Maxxon. As further directed in the agreement, Maxxon received 1,700,000 shares of the newly formed Ives Health Company, Inc., par value, $0.001, which represented 19.5% of the outstanding shares of Ives as of December 31, 1997. The Company's investment in Ives is accounted for under the cost method. The Company retained 100% ownership of The Health Club. As of December 31, 1998, there had been no financial activity for The Health Club.

                           The  Investment in Ives Health Company and Investment
                  in The Health Club at December 31, 1998 and 1997 represent the total amount of cash advanced, plus the value of Maxxon stock issued as payment of Ives debts and issued in connection with the Merger and break-up.

Note 5 -          Exclusive License and Other Intangible Assets
                           Exclusive   License  and  Other   Intangible   Assets
                  consists of the following at December 31, 1998 and 1997:

                                                                          1998                 1997
                                                                   -------------------- --------------------
                  Exclusive license - safety syringe.                    $    100,000       $    100,000
                  Less:  Accumulated amortization                             (5,000)            (2,500)
                                                                   -------------------- --------------------
                                                                         $    95,000        $    97,500
                                                                   -------------------- --------------------

                  Other intangible assets                                       7,726              7,140
                  Less:  Accumulated amortization                            (  2,985)          (  1,440)
                                                                   -------------------- --------------------
                  Intangible assets, net                                  $     4,741       $      5,700
                                                                   -------------------- --------------------

                  Total Exclusive License and Other Intangible
                  Assets, Net of Amortization                                 $99,741             $103,200
                                                                   -------------------- --------------------

                           The  exclusive  license  is being  amortized  over 40
                  years and the other intangible assets, which are primarily organization costs, are being amortized over 5 years, using the straight-line method.

Note 6 -          Note Payable
                           On April 30,  1997,  the  Company  executed a $90,000
                  note payable to the licensor of the patented syringe. The note, which is an unsecured obligation of the Company, requires monthly installment payments of $10,000, bearing interest at 18% per year, and matures February 28, 1998. At
                  December 31, 1997, $26,656 remained payable on this note. This balance was paid in full during February 1998.

Note 7 -          Income Taxes

                  The deferred tax assets and liabilities are as follows:

                                                                            1998              1997
                                                                            ----              ----
                           Net operating loss carry-forward        $   1,013,927        $     238,613
                           Less:  Valuation allowance                  1,013,927              238,613
                                                                    ------------         ------------
                                    Net Deferred Tax Benefit       $         - -        $         - -
                                                                    ============        =============

                         As of  December  31,  1998 and 1997,  the  Company  net
                    operating loss carry-forwards of approximately $3,300,000. Approximately $800,000 will expire in 2012 and the remaining $2,500,000 will expire in 2013. Deferred taxes reflect a combined federal and state tax rate of approximately 30%.

Note 8 -          Commitments and Contingencies

                  Future Royalty Obligations Under Exclusive License Agreement
                           In connection with the exclusive  license  agreement,
                  the Company agreed to pay to the licensor a royalty equal to three percent (3%) of gross receipts (excluding taxes, transportation, insurance, shipping and handling, packaging, returns, replacements for defective or damaged goods, all discounts, and all funds received from sales which are contested or subject to claims) from the sale of products based on the patent or any additions, extensions and improvements thereto. The term of the royalty is coincident with the life of the patent and shall survive any acquisition, change of control or any other event where the Company is not directly managing the production and sale of the products using the patent. If by April 30, 2000, the cumulative sales from products using the patent have not exceeded $100,000 or if any subsequent year the annual sales do not exceed $100,000, the exclusive license agreement, along with the royalty obligation, will terminate.

                  Foreign Patent Protection
                           The U.S.  patent  covering the Maxxon safety  syringe
                  does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

                  Leases
                         On March 24, 1997,  Maxxon,  Inc.  executed a five-year
                    lease for office space. The minimum annual lease payments under the lease are scheduled as follows:

                                 For the Periods Ended
                                      December 31                Amount
                                      -----------                ------
                                          1999                  $23,186
                                          2000                  $23,702
                                          2001                  $24,217
                                          2002                  $20,610

                           This  office  space is shared  with  other  companies
                  controlled by the officers and directors of the Company. The rent expense is allocated among the companies based on their level of activity and recorded as a related party receivable on Maxxon's financial statements.

Note 9 -          Reorganization
                           On January 1, 1997,  Maxxon-Oklahoma  changed the par
                  value for its common stock from $0.01 per share to $0.001 per share and issued 7,000,000 shares of common stock to its founders. Subsequently, Maxxon-Oklahoma issued 578,000 shares of its common stock to third-party investors for $574,477 in cash. On May 31, 1997, Cerro Mining and Maxxon-Oklahoma completed a merger of the companies, whereby Cerro Mining issued 7,578,000 shares of common stock for 100% of the issued and outstanding common stock of Maxxon-Oklahoma. In connection with the merger, Cerro Mining assigned all mining assets, agreements and assignments to R.F.C. International ("RFC"), former majority shareholder of Cerro Mining, in return for 1,725,000 shares of common stock of Cerro Mining owned by RFC.
                  After the  merger,  the  shareholders  of Cerro  Mining  owned
                  531,000 shares of common stock. In connection with the Merger, Cerro Mining changed its name to Maxxon, Inc.

                           For accounting  purposes,  the merger of Cerro Mining
                  and Maxxon-Oklahoma was treated as a reverse acquisition and the Company elected a quasi-reorganization in which the Cerro Mining deficit of $462,000 was eliminated into paid-in capital. After the assignment of mining assets, but prior to the issuance of 7,578,000 shares of its common stock for 100% of the common stock of Maxxon-Oklahoma, Cerro Mining had $300 in total assets and 531,000 shares of common stock issued and outstanding.

Note 10 -         Earnings (Loss) Per Share

                                                                        1998            1997
                                                                        ----            ----
                           Common Shares Outstanding                 11,462,587      9,002,751

                           Effect of using  weighted  average
                             common and common
                             equivalent shares outstanding.
                                                                    (1,459,536)     (1,515,001)
                                                                    -----------     -----------

                           Weighted average common shares
                             outstanding.
                                                                    10,003,051       7,487,750
                                                                    ===========      =========

Note 11 -         Development Stage Operations
                           The Company was  incorporated  on December  16, 1996.
                  Since  inception,  its primary focus has been raising  capital
                  and  developing  the  safety  syringe.   The  Company  had  no
                  financial activity prior to January 1, 1997.

Note 12 -         Common Stock and Paid-In Capital
                           In May 1997, the Merger of Maxxon-Oklahoma into Cerro
                  Mining was completed. Pursuant to the merger the shareholders of Cerro retained 531,000 shares of common stock and the shareholders of Maxxon received 7,578,000 shares of common stock. See Note 9- Reorganizaton.

                           From May 1997 to  December  1997,  the  Company  sold
                  175,069 shares of common stock to third-party investors for $266,720 in cash, issued 90,499 shares in exchange for services from third-parties valued at $173,427, and issued 102,673 shares upon conversion of $75,000 in debentures which were purchased during 1997 by a third-party investor for cash.

                           During 1997,  the Company  issued  108,000  shares of
                  stock through conversion of common stock warrants by Bryant Investments, a founder of Cerro Mining. Of the 108,000 shares issued, 43,500 shares were issued in exchange for $87,000 in cash and 64,500 were issued in exchange for a $129,000 promissory note. During 1997, the Company issued 52,757 shares in exchange for $69,800 in subscriptions receivable from a party related to a former officer. During 1998, the Company canceled the promissory note and the subscription receivable pursuant to a settlement agreements with Bryant Investments and with the former officer.

                           In August 1997, the Company completed the merger with
                  Ives Health Company and The Health Club and issued 621,600 shares of its common stock to the shareholders of the two companies. Additionally, the Company issued 18,513 shares of its common stock, as payment for $27,000 in Ives debts. In December 1997, 275,360 shares of stock previously issued for the acquisition of Ives Health Company were surrendered to the Company (see Note 3).

                           During 1998, the Company sold 50,000 shares of common
                  stock to a third-party investor for $91,000 in cash, issued 44,827 shares of common stock as payment for $55,000 in Ives debts, and issued 548,574 shares of common stock upon conversion of debentures purchased by a third party investor during 1997 for $25,000 and during 1998 for $250,000.

                           In  January  1998,   the  Company   entered  into  an
                  agreement with Stockbroker Relations, Inc., a third-party investor relations firm, to provide services to the Company in exchange for 835,042 shares of common stock valued at $448,140. In January 1998, the Company issued 77,691 to Texas Applied Biotechnology Services, Inc. (TABS) as payment for $35,660 in services related to the development of the safety syringe. During 1998, the Company also issued 75,274 shares valued at $90,748 as payment for services rendered by Maxxon's Medical Advisory Board and Com-Med Strategic Alliances, which coordinated the Board's activities. During 1998, the Company canceled 91,572 shares issued during 1997 pending performance of services by other third-party vendors. The services were valued at $40,265 during 1997. The services were not performed and the Company canceled the shares during 1998.

                           In January 1998, the Board granted  1,750,000 options
                  to purchase common stock at exercise prices ranging from $0.50 to $.2.00 per share to Stockbroker Relations, Inc. ("SRI"). During 1998, SRI exercised 500,000 options at prices ranging from $0.50 and $0.75 per share which resulted in the Company receiving $307,400 in cash and $18,100 in services. In September 1998, the Board granted 70,000 options to purchase common stock at $0.75 per share to Morgan-Phillips, Inc., a third-party investor relations firm. Morgan-Phillips exercised all 70,000 options during 1998, which resulted in the Company receiving $52,500 in cash.

                           In June 1998,  the Company  issued  350,000 shares to
                  Oasis Capital, a founder of Cerro Mining, as a result of a settlement agreement.

                           Maxxon is authorized to issue up to 20,000,000 shares
                  of common stock, $0.001 par value. At December 31, 1998, 11,462,587 shares of common stock were issued and outstanding.

                           Voting Rights.  Holders of shares of Common Stock are
                  entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholders votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

                           Dividend  Rights.  Holders  of  record  of  shares of
                  Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Maxxon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefore. Maxxon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Maxxon's financial condition and such other factors as the Board of Directors may consider.

                           Liquidation Rights. Upon any liquidation, dissolution
                  or winding up of Maxxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Maxxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Maxxon's Preferred Stock.

                         Preemptive Rights.  Holders of Common Stock do not have
                    any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Maxxon.

Note 13 -         Stock Options
                           On January  20,  1998,  the Board  granted  1,500,000
                  options to purchase common stock at an exercise price of $0.50 per share to the sole officer and employees of the Company.
                  The exercise price was equal to the price of the Company's common stock on the date of grant. No compensation cost was recorded.

                           On January  20,  1998,  the Board  granted  1,750,000
                  options to Stockbroker Relations, Inc. ("SRI"), an investor relations firm, at exercise prices ranging from $0.50 to $2.00 per share as part of an agreement to provide investor relations services to the Company during 1998. Compensation cost was calculated using the Black-Scholes option pricing model with the following assumptions: exercise prices ranging from $0.50 to $2.00 per share; stock price of $0.50 per share, which was the price of the Company's stock as quoted on the OTC Bulletin Board on the date of grant.; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 149%. The Company recorded $855,255 as compensation cost related to the SRI option grant.

                           During  1998,  SRI  exercised  500,000  options  with
                  exercise prices ranging from $0.50 to $0.75 per share which resulted in the Company receiving $307,400 in cash and $18,100 in services. During 1998, SRI forfeited 1,250,000 options at exercise prices ranging from $1.00 to $2.00 per share, pursuant to a settlement agreement.

                           On  September  24,  1998,  the Board  granted  70,000
                  options to purchase common stock at an exercise price of $0.75 per share to Morgan-Phillips, Inc. ("Morgan-Phillips"), an investor relations firm, for their services during 1998. Compensation cost was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $0.75 per share; stock price of $1.50 per share, which was the price of the Company's stock as quoted on the OTC Bulletin Board on the date of grant; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 102%. The Company recorded $62,937 as compensation cost related to the Morgan-Phillips option grant.

                         During  1998,   Morgan-Phillips  exercised  all  70,000
                    options with resulted in the Company receiving $52,500 in cash.

                           SFAS   No.   123,    "Accounting    for   Stock-Based
                  Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the 1,500,000 options granted to employees during 1998 been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

                           Net loss:
                                    As reported                 $(2,584,384)
                                    Pro forma                   $(3,042,037)

                           Basic and diluted EPS:
                                    As reported                   $   (0.26)
                                    Pro forma                     $   (0.30)

                           A  summary  of  the  status  of the  Company's  stock
                  options at December 31, 1999, and changes during the period then ended is presented below:


                                                                                                       Weighted
                                                                                                        Average
                                                                                    Shares       Exercise Price
                                                                                    ------       --------------
                      Employees:
                               Outstanding, beginning of period                         --                   --
                               Granted                                           1,500,000            $    0.50
                               Exercised                                                --                   --
                               Canceled                                                 --                   --
                                                                            ---------------
                      Outstanding, December 31, 1998                             1,500,000            $    0.50

                      Exercisable, December 31, 1998                             1,500,000            $    0.50

                      Weighted average fair value of options granted                    --                $0.49

                                                                                                       Weighted
                                                                                                        Average
                                                                                    Shares       Exercise Price
                                                                                    ------       --------------
                      Non-Employees:
                               Outstanding, beginning of period                         --                   --
                               Granted                                           1,820,000            $    1.23
                               Exercised                                           570,000            $    0.64
                               Canceled                                          (1,250,000)          $    1.50
                                                                            ---------------
                      Outstanding, December 31, 1998                                    --                   --

                      Exercisable, December 31, 1998                                    --                   --

                      Weighted average fair value of options granted                    --                $0.50

                           The  following  table  summarizes  information  about
                  fixed stock options outstanding at December 31, 1998:

                                                          Options Outstanding                        Options Exercisable
                                            ------------------------------------------------    -------------------------------
                                                                  Weighted
                                                                   Average          Weighted                         Weighted
                                                    Number       Remaining           Average           Number         Average
                  Range                        Outstanding     Contractual          Exercise      Exercisable        Exercise
                  of Exercise Prices           at 12/31/98            Life             Price      at 12/31/98           Price
                  ------------------           -----------    ------------         ---------      -----------        --------
                  Employees:
                        $0.50                    1,500,000      9.13 Years             $0.50        1,500,000           $0.50

                  Non-Employees:
                             --                         --              --                --               --              --

Note 14 -         Convertible Debentures
                           In October  1997,  the  Company  offered a maximum of
                  $1,000,000  of  its  12%  Series  A  Subordinated  Convertible
                  Redeemable Debentures. At December 31, 1997, outstanding debentures totaled $55,000, all with due dates in November
                  1999. The debentures were converted to 44,827 shares of common stock during 1998.

                           In  November  1997,  the  Company   entered  into  an
                  agreement with an individual to issue 8% Series A Senior Subordinated Convertible Redeemable Debentures in an aggregate principal face not to exceed $250,000, and due November 1998. At December 31, 1998 and 1997, debentures outstanding were $-0- and $25,000, respectively. During 1998, the $25,000 debenture outstanding at December 31, 1997 was converted into 59,701 shares of common stock. During 1998, the Company sold debentures totaling $250,000 for cash. During 1998, the debentures were converted into 488,873 shares of common stock.

Note 15 -         Related Party Transactions
                           During 1997,  the Company  issued  108,000  shares of
                  stock through  conversion  of common stock  warrants by Bryant
                  Investments,  a founder of Cerro Mining. Of the 108,000 shares issued,  43,500  shares were issued in exchange for $87,000 in cash  and  64,500  were  issued  in  exchange  for a  $129,000
                  promissory  note.   During  1998,  the  Company  canceled  the
                  promissory note and accrued interest of $4,677 pursuant to a settlement agreement with Bryant Investments.

                           During 1997 and 1998,  the Company loaned $33,500 and
                  $17,500, respectively, to Gifford Mabie, sole officer and director. During 1998, the Company canceled the notes plus accrued interest of $3,911 and accounted for the cancellation as compensation expense.

                           During 1997 and 1998,  the Company loaned $29,000 and
                  $7,500, respectively, to Rhonda Vincent, an employee. During 1998, the Company canceled the notes plus accrued interest of $2,872 and accounted for the cancellation as compensation expense.

                           During 1997 and 1998,  the Company  advanced  $54,446
                  and $10,000, respectively, to William Robinson, a former officer of the Company, and during 1997 issued 52,757 shares in exchange for $69,800 in subscriptions receivable from a company related to Mr. Robinson. During 1998, the Company canceled the indebtedness plus accrued interest of $1,507 and canceled the subscription receivable pursuant to a settlement agreement with Mr. Robinson, which included his resignation.

                           During  1997,  the Company  advanced  $34,631 to Sean
                  Stanton, a founder of Cerro Mining. During 1998, the Company canceled the indebtedness plus accrued interest of $1,023 and issued 350,000 shares to Mr. Stanton pursuant to a settlement agreement.

                           During 1998,  the Company  received  $19,904 in loans
                  from a non-affiliated shareholder. During 1998, the non-affiliated shareholder paid for expenses on behalf of the Company. The Company recorded the $49,634 as an expense and a payable to the non-affiliated shareholder.

(b)  Interim Financial Statements (Unaudited)

                                  Maxxon, Inc.
                                 Balance Sheets
              September 30, 1999 (Unaudited) and December 31, 1998

                                                      September 30, December 31,
                                                              1999          1998
                                                      ------------  ------------
                       ASSETS
Current assets
Cash ...............................................      173,312          --
Receivables from related parties (Note 3 and 15) ...       51,951        12,000
Prepaid consulting expenses ........................       25,705          --
                                                      ------------  ------------
   Total current assets ............................      250,968        12,000
                                                      ------------  ------------

Property and Equipment, net of depreciation ........       22,867        22,210
                                                      ------------  ------------

Other assets
Investment in Ives Health Company (Note 4) .........      640,418       640,418
Investment in The Health Club (Note 4) .............       45,000        45,000
License Agreement and Other Intangible Assets,
   net of amortization (Note 2 and 5)...............       96,707        99,741
                                                      ------------  ------------
      Total other assets ...........................      782,125       785,159
                                                      ------------  ------------
TOTAL ASSETS .......................................    1,055,960       819,369
                                                      ============  ============

         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities ...........        1,777         7,629
                                                      ------------  ------------
   Total current liabilities .......................        1,777         7,629

Long-term debt
Note payable to related party (Note 15) ............       69,678        69,538
                                                      ------------  ------------
   Total long-term debt ............................       69,678        69,538
                                                      ------------  ------------
Total liabilities ..................................       71,455        77,167
                                                      ------------  ------------

Shareholders' equity
Preferred stock, $0.001 par value, 5,000,000 shares
   authorized;  no shares issued and outstanding
   at December 31, 1998 and 1997, respectively......           --            --
Common stock, $0.001 par value,
   45,000,000 shares authorized; 11,462,587 shares
   and 9,002,751 shares issued and outstanding at
   December 31, 1998 and 1997, respectively.........       12,317        11,463
Paid in capital ....................................    4,962,067     4,110,497
Retained earnings ..................................   (3,989,879)   (3,379,758)
                                                      ------------  ------------
   Total shareholders' equity ......................      984,505       742,202
                                                      ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........    1,055,960       819,369
                                                      ============  ============


    The accompanying notes are an integral part of the financial statements

                                  Maxxon, Inc.
                            Statements of Operations
        From inception (December 16, 1996) through September 30, 1999 and for the Nine Months ended September 30, 1999 and 1998
                                  (Unaudited)

                                               From Inception
                                                (December 16,    Nine Months     Nine Months
                                                1996) through          Ended           Ended
                                                September 30,   September 30,   September 30,
                                                         1999           1999            1998
                                                  (Unaudited)     (Unaudited)     (Unaudited)
                                                -------------    -----------    ------------
Revenue .....................................   $       --      $       --      $       --

Expenses
Research and development ....................        281,353            --           195,818
General and administrative ..................      3,690,523         601,973       2,261,387
                                                ------------     -----------    ------------
   Total operating expenses .................      3,971,876         601,973       2,457,205
                                                ------------     -----------    ------------

Operating loss ..............................     (3,971,876)       (601,973)     (2,457,205)

Interest income .............................         15,554            --             6,784

Interest expense ............................         10,686            --               982

Depreciation and amortization ...............         22,871           8,148           6,655
                                                ------------     -----------    ------------
Net loss from operations ....................   $ (3,989,879)   $   (610,121)   $ (2,458,058)
                                                ------------     -----------    ------------
Weighted average shares outstanding (Note 10)     12,028,721      12,028,721      11,115,449
                                                ------------     -----------    ------------
Net loss per share (Note 1) .................   $      (0.33)   $      (0.05)   $      (0.22)
                                                ------------     -----------    ------------

    The accompanying notes are an integral part of the financial statements

                                  Maxxon, Inc.
                            Statements of Cash Flows
        From inception (December 16, 1996) through September 30, 1999 and for the Nine Months ended September 30, 1999 and 1998
                                  (Unaudited)

                                                                  From inception
                                                                   (December 16,   Nine Months    Nine Months
                                                                   1997) through         Ended          Ended
                                                                   September 30,  September 30,  September 30,
                                                                            1999          1999           1998
                                                                      (Unaudited)   (Unaudited)   (Unaudited)
                                                                   -------------  ------------  ------------
Operating activities
Net loss                                                             (3,989,879)     (610,121)   (2,458,058)
Plus non-cash charges to earnings:
   Depreciation and amortization                                         22,871         8,148         6,655
   Common stock issued for services                                     856,657       166,742       536,427
   Expenses paid by third parties                                        49,634             -        49,633
Contribution of services by officer and employees                       324,154       210,000        48,900
Services by officer and employees paid for with non-cash consideration   87,500             -        87,500
Consulting Services paid for with non-cash consideration                287,877             -       297,877
Compensation cost for stock options granted to non-employees            918,187             -       918,187
Change in working capital accounts:
   (Increase) decrease in other receivables                             (12,000)            -        (7,200)
   (Increase) decrease in prepaid expenses                              (25,705)      (25,705)            -
   (Increase) decrease in receivables from related parties             (216,528)      (39,951)      (35,000)
   (Increase) decrease in interest receivable                                 -             -         8,771
   Increase (decrease) in accounts payable and accrued liabilities       37,437        (5,852)      (55,488)
                                                                     -----------  ------------  ------------
      Total operating activities             `                       (1,659,795)     (296,739)     (601,796)
                                                                     -----------  ------------  ------------

Investing activities
Purchase of equipment                                                   (34,719)       (5,771)      (11,024)
Investment in Ives Health Company                                      (251,997)            -        (1,070)
Investment in The Health Club                                           (10,000)            -             -
                                                                     -----------  ------------  ------------
      Total investing activities                                       (296,716)       (5,771)      (12,094)
                                                                     -----------  ------------  ------------

Financing activities
Loans from Shareholders                                                  20,044           140        19,845
Sale of common stock for cash:
   To third-party investors (prior to Merger)                           574,477             -             -
   To third-party investors                                             787,145       342,425        91,000
   Less: Issue Costs                                                    (16,743)      (16,743)            -
   From exercise of stock options by third-parties                      509,900       150,000       318,000
Convertible Debentures issued for cash                                  355,000             -       250,000
Payment of exclusive license note payable                              (100,000)            -       (26,656)
                                                                     -----------  ------------  ------------
      Total financing activities                                      2,129,823       475,822       652,189
                                                                     -----------  ------------  ------------

Change in cash                                                          173,312       173,312        38,299

Cash at beginning of period                                                   -             -         2,665
                                                                     -----------  ------------  ------------

Cash at end of period                                                  $173,312      $173,312       $40,964
                                                                     ===========  ============  ============

Supplemental disclosure of cash flow information:
   Cash paid for interest and taxes during the period                    10,687             -           982
                                                                     ===========  ============  ============

Non-cash financing and investing activities:
Common stock issued to founders                                           7,000             -             -
Common stock issued in connection with Merger
with Cerro Mining Corporation                                               300             -             -
Common stock issued in Ives Merger                                      346,262             -             -
Common stock subscriptions                                               69,800             -             -
Common stock issued in exchange for promissory note                     129,000             -             -
Common stock issued for convertible debentures                          190,660             -       115,660
Common stock issued for services                                        174,013             -           586
Common stock issued to pay Ives debt                                     27,000             -             -
                                                                      ==========  ============  ===========

     The accompanying notes are an integral part of the financial statements

                                  Maxxon, Inc.
                           A Development Stage Company

                          Notes to Financial Statements
                               September 30, 1999
                                   (Unaudited)



Note 1 -          Summary of Significant Accounting Policies

                  Basis of presentation
                           The accompanying unaudited financial statements have
                  been prepared in accordance with generally accepted accounting principles for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished reflects all necessary adjustments, consisting only of normal recurring adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading.

                  Organization and Nature of Operations
                           Maxxon,   Inc.  ("Maxxon"  or  "the  Company")  is  a
                  development stage company organized to develop and market selected healthcare products. These products provide unique advantages or improvements to products that are currently in use. The Company has acquired an exclusive license to develop, manufacture and market a patented disposable safety syringe that automatically retracts the needle into the plunger after an injection has been given.

                           On May 31,  1997,  Cerro Mining  Corporation  ("Cerro
                  Mining"), a publicly traded Nevada corporation, acquired all of the outstanding common stock of Maxxon, Inc., a privately held Oklahoma corporation that was incorporated on December 16, 1996 ("Maxxon-Oklahoma"). For the period from December 16, 1996 to December 31, 1996, there was no activity in Maxxon-Oklahoma. Subsequent to the merger, Maxxon-Oklahoma ceased to exist and Cerro Mining changed its name to Maxxon, Inc. For accounting purposes, the merger was treated as a "Reverse Acquisition" whereby the financial statements of the acquired entity, Maxxon-Oklahoma, became those of the Company (See Note 9, "Reorganization"). The combination is a recapitalization and not a business combination (as defined in APB Opinion No. 16); therefore, pro forma financial information is not presented.

                  Cash and Cash Equivalents
                           The  Company  considers  highly  liquid   investments
                  (those readily convertible to cash) purchased with original maturity dates of three months or less to be cash equivalents.

                  Compensation of Officers and Employees
                           Currently, the Company's officers and other employees
                  serve without pay or other non-equity compensation. The fair value of these services I,,s estimated by management and is recognized as a capital contribution. A $210,000 and $48,900 capital contribution by the officers and other employees was recognized for the periods ended September 30, 1999 and 1998, respectively.

                  Stock-based Compensation
                           The Company  accounts  for  stock-based  compensation
                  arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No.
                  96-18.

                  Income Taxes
                           The Company uses the  liability  method of accounting
                  for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

                  Segment Information
                           Effective  January 1, 1998,  the Company  adopted the
                  provisions of SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information". The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the periods ended September 30, 1999 and 1998, the Company operated in a single business segment engaged in developing and marketing selected healthcare products.

                  Earnings (Loss) per Share
                           The  Company   computes   net  income  per  share  in
                  accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provision of SFAS NO. 128 and SAB 98 basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average shares of common stock of the Company outstanding during the period (see Note 9). Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of fully diluted income (loss) per share of common stock assumes the dilutive effect of the Company's Series A Senior Subordinated Convertible Redeemable Debentures due on various dates in 1998 and 1999 and that has a conversion into common stock at the later of the beginning of the fiscal year or issue date.

Note 1 -          Summary of Significant Accounting Policies (continued)

                           During  a  loss  period,   the  assumed  exercise  of
                  outstanding convertible debentures has an anti-dilutive effect. Therefore, these shares are not included in the September 30, 1999 and 1998 weighted average shares of 12,028,721 and 11,115,449 used respectively in the calculations of loss per share.

                  Use of Estimates
                           The preparation of financial statements in conformity
                  with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period.
                  Actual results could differ from those estimates.

                  Fiscal Year End
                           The Company's fiscal year ends on December 31.

                  Reclassifications
                           Certain reclassifications have been made to the prior
                  year financial statements to conform to the current period presentation.

                  Research and Development ("R&D") Costs
                           The company is amortizing  the $100,000 paid pursuant
                  to the exclusive license agreement for a patented disposable safety syringe that automatically retracts the needle into the plunger after an injection has been given. The amortization is for a period of 40 years. All costs for developing the patented safety syringe are expensed as incurred.

                  New Accounting Standards
                         The   Company   adopted   SFAS  No.   130,   "Reporting
                    Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only on business segment. The Company adopted SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. As of September 30, 1999 the Company does not engage in hedging activities or transactions involving derivatives.

Note 2 -          Exclusive License
                           On April  30,  1997,  the  Company  signed a  license
                  agreement to pay $100,000 to Harry J. Kaufhold for the exclusive worldwide license to perfect, produce and market a patented safety syringe. The exclusive license is being amortized over 40 years using the straight-line method. At
                  September 30, 1999 and December 31, 1998, the amount of accumulated amortization related to the Exclusive License was $6,875 and $5,000, respectively.

Note 3 - Receivables from Related Parties

                           The  $51,951  and $12,000  related  party  receivable
                  balance at September 30, 1999 and December 31, 1998, respectively, resulted primarily from the office space that is shared with other companies controlled by the sole officer and director of the Company. The rent expense is allocated among the companies based on their level of activity and recorded as related party receivable on Maxxon's financial statements.

Note 4 -          Investment in Ives Health Company and The Health Club
                           On August 15,  1997,  the  Company  completed a stock
                  exchange  with Ives Health  Company,  ("Ives")  and The Health
                  Club, Inc. (" THC"), whereby Maxxon issued 621,600 shares of its common stock in exchange for all of the outstanding shares of both companies. Pursuant to this agreement, both Ives and THC became wholly owned subsidiaries of Maxxon, Inc. During
                  1997 and 1998, the Company issued 18,513 shares and 44,827 shares, respectively, as payment of Ives liabilities amounting to $27,000 and $55,000, respectively.

                           On December  31,  1997,  the Company  entered into an
                  agreement to rescind the portion of the August stock exchange agreement pertaining to Ives Health Co. Under the new agreement, a new corporation was formed, which will retain the name Ives Health Company, Inc. The director of Ives resigned as an officer of Maxxon and surrendered 275,360 shares of the Company's stock. As further directed in the agreement, Maxxon received 1,700,000 shares of the newly formed Ives Health Company, Inc., par value, $0.001, which represented 19.5% of the outstanding shares of Ives as of December 31, 1997. The Company's investment in Ives is accounted for under the cost method. The Company retained 100% ownership of The Health Club. As of September 30, 1999, there had been no financial activity for The Health Club.

                           The  Investment in Ives Health Company and Investment
                  in The Health Club at September 30, 1999 and 1998 represent the total amount of cash advanced, plus the value of Maxxon stock issued as payment of Ives debts and issued in connection with the Merger and break-up.

Note 5 -          Exclusive License and Other Intangible Assets
                           Exclusive License and Other Intangible Assets consist
                  of the following at September 30, 1999 and December 31, 1998:

                                                                             1999                 1998
                                                                      -------------------- --------------------
                  Exclusive license - safety syringe.                       $    100,000       $    100,000
                  Less:  Accumulated amortization                                 (6,875)            (5,000)
                                                                      -------------------- --------------------
                                                                            $     93,125       $     95,000
                                                                      -------------------- --------------------

                  Other intangible assets                                          7,726              7,726
                  Less:  Accumulated amortization                               (  4,144)          (  2,985)
                                                                      -------------------- --------------------
                  Intangible assets, net                                    $     3,582       $       4,741
                                                                      -------------------- --------------------

                  Total Exclusive License and Other Intangible
                  Assets, Net of Amortization                               $    96,707       $      99,741
                                                                      -------------------- --------------------

                           The  exclusive  license  is being  amortized  over 40
                  years and the other intangible assets, which are primarily organization costs, are being amortized over 5 years, using the straight-line method.

Note 6 -          Related Party Payable
                           During 1998,  the Company  received  $19,904 in loans
                  from  a   non-affiliated   shareholder.   During   1998,   the
                  non-affiliated shareholder paid for expenses on behalf of the Company. The Company recorded the $49,634 as an expense and a payable to the non-affiliated shareholder. See Related Party
                  Transactions.

Note 7 -          Income Taxes
                           The  deferred  tax  assets  and  liabilities  are  as
                  follows:

                                                                1999         1998
                                                                ----         ----
                  Net operating loss carry-forward     $   1,196,964    $     976,030
                  Less:  Valuation allowance               1,196,964          976,030
                                                        ------------     ------------
                           Net Deferred Tax Benefit    $         - -    $         - -
                                                        ============    =============

                           As of  September  30,  1999,  the  Company  had a net
                  operating loss carry-forward of approximately $4,000,000. Approximately $800,000 will expire in 2012 and the remaining $3,200,000 will expire in 2013. Deferred taxes reflect a combined federal and state tax rate of approximately 30%.

Note 8 -          Commitments and Contingencies

                  Future Royalty Obligations Under Exclusive License Agreement
                           In connection with the exclusive  license  agreement,
                  the Company agreed to pay to the licensor a royalty equal to three percent (3%) of gross receipts (excluding taxes, transportation, insurance, shipping and handling, packaging, returns, replacements for defective or damaged goods, all discounts, and all funds received from sales which are contested or subject to claims) from the sale of products based on the patent or any additions, extensions and improvements thereto. The term of the royalty is coincident with the life of the patent and shall survive any acquisition, change of control or any other event where the Company is not directly managing the production and sale of the products using the patent. If by April 30, 2000, the cumulative sales from products using the patent have not exceeded $100,000 or if any subsequent year the annual sales do not exceed $100,000, the exclusive license agreement, along with the royalty obligation, will terminate.

                  Foreign Patent Protection
                           The U.S.  patent  covering the Maxxon safety  syringe
                  does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

Note 8 -          Commitments and Contingencies (continued)

                  Leases
                         On March 24, 1997,  Maxxon,  Inc.  executed a five-year
                    lease for office space. The minimum annual lease payments under the lease are scheduled as follows:

                                 For the Periods Ended
                                      December 31              Amount
                                      -----------              ------
                                          1999                $23,186
                                          2000                $23,702
                                          2001                $24,217
                                          2002                $20,610


                           This  office  space is shared  with  other  companies
                  controlled by the officers and directors of the Company. The value of the minimum lease payments is allocated among the companies based on their level of activity and recorded as an accrued liability to Maxxon on a quarterly basis.

Note 9 -          Reorganization
                           On January 1, 1997,  Maxxon-Oklahoma  changed the par
                  value for its common stock from $0.01 per share to $0.001 per share and issued 7,000,000 shares of common stock to its founders. Subsequently, Maxxon-Oklahoma issued 578,000 shares of its common stock to third-party investors for $574,477 in cash. On May 31, 1997, Cerro Mining and Maxxon-Oklahoma completed a merger of the companies, whereby Cerro Mining issued 7,578,000 shares of common stock for 100% of the issued and outstanding common stock of Maxxon-Oklahoma. In connection with the merger, Cerro Mining assigned all mining assets, agreements and assignments to R.F.C. International ("RFC"), former majority shareholder of Cerro Mining, in return for 1,725,000 shares of common stock of Cerro Mining owned by RFC.
                  After the  merger,  the  shareholders  of Cerro  Mining  owned
                  531,000 shares of common stock. In connection with the Merger, Cerro Mining changed its name to Maxxon, Inc.

                           For accounting  purposes,  the merger of Cerro Mining
                  and Maxxon-Oklahoma was treated as a reverse acquisition and the Company elected a quasi-reorganization in which the Cerro Mining deficit of $462,000 was eliminated into paid-in capital. After the assignment of mining assets, but prior to the issuance of 7,578,000 shares of its common stock for 100% of the common stock of Maxxon-Oklahoma, Cerro Mining had $300 in total assets and 531,000 shares of common stock issued and outstanding.

Note 10 -         Earnings (Loss) Per Share

                                             Nine months          Nine months
                                                ended                ended
                                             September 30,        September 30,
                                                 1999                 1998
                                             -------------        -------------

        Common Shares Outstanding               12,317,349           11,390,570

        Effect of using  weighted  average
          common and common
          equivalent shares outstanding.
                                                ( 288,628)           ( 275,121)
                                                ----------           ----------

        Weighted average common shares
          outstanding.
                                               12,028,721            11,115,449
                                               ===========           ==========

Note 11 -         Development Stage Operations
                           The Company was  incorporated  on December  16, 1996.
                  Since inception,  their primary focus has been raising capital
                  and  developing  the  safety  syringe.   The  Company  had  no
                  financial activity prior to January 1, 1997.

Note 12 -         Common Stock and Paid-In Capital
                           In May 1997, the Merger of Maxxon-Oklahoma into Cerro
                  Mining was completed. Pursuant to the merger the shareholders of Cerro retained 531,000 shares of common stock and the shareholders of Maxxon received 7,578,000 shares of common stock. See Note 9- Reorganizaton.

                           From May 1997 to  December  1997,  the  Company  sold
                  175,069 shares of common stock to third-party investors for $266,720 in cash, issued 90,499 shares in exchange for services from third-parties valued at $173,427, and issued 102,673 shares upon conversion of $75,000 in debentures which were purchased during 1997 by a third-party investor for cash.

                           During 1997,  the Company  issued  108,000  shares of
                  stock through conversion of common stock warrants by Bryant Investments, a founder of Cerro Mining. Of the 108,000 shares issued, 43,500 shares were issued in exchange for $87,000 in cash and 64,500 were issued in exchange for a $129,000 promissory note. During 1997, the Company issued 52,757 shares in exchange for $69,800 in subscriptions receivable from a party related to a former officer. During 1998, the Company canceled the promissory note and the subscription receivable pursuant to a settlement agreements with Bryant Investments and with the former officer.

                           In August 1997, the Company completed the merger with
                  Ives Health Company and The Health Club and issued 621,600 shares of its common stock to the shareholders of the two companies. Additionally, the Company issued 18,513 shares of its common stock, as payment for $27,000 in Ives debts. In December 1997, 275,360 shares of stock previously issued for the acquisition of Ives Health Company were surrendered to the Company (see Note 3).

                           During 1998, the Company sold 50,000 shares of common
                  stock to a third-party investor for $91,000 in cash, issued 44,827 shares of common stock as payment for $55,000 in Ives debts, and issued 548,574 shares of common stock upon conversion of debentures purchased by a third party investor during 1997 for $25,000 and during 1998 for $250,000.

                           In  January  1998,   the  Company   entered  into  an
                  agreement with Stockbroker Relations, Inc., a third-party investor relations firm, to provide services to the Company in exchange for 835,042 shares of common stock valued at $448,140. In January 1998, the Company issued 77,691 to Texas Applied Biotechnology Services, Inc. (TABS) as payment for $35,660 in services related to the development of the safety syringe. During 1998, the Company also issued 75,274 shares valued at $90,748 as payment for services rendered by Maxxon's Medical Advisory Board and Com-Med Strategic Alliances, which coordinated the Board's activities. During 1998, the Company canceled 91,572 shares issued during 1997 pending performance of services by other third-party vendors. The services were valued at $40,265 during 1997. The services were not performed and the Company canceled the shares during 1998.

                           In January 1998, the Board granted  1,750,000 options
                  to purchase common stock at exercise prices ranging from $0.50 to $.2.00 per share to Stockbroker Relations, Inc. ("SRI"). During 1998, SRI exercised 500,000 options at prices ranging from $0.50 and $0.75 per share which resulted in the Company receiving $307,400 in cash and $18,100 in services. In September 1998, the Board granted 70,000 options to purchase common stock at $0.75 per share to Morgan-Phillips, Inc., a third-party investor relations firm. Morgan-Phillips exercised all 70,000 options during 1998, which resulted in the Company receiving $52,500 in cash.

                           In June 1998,  the Company  issued  350,000 shares to
                  Oasis Capital, a founder of Cerro Mining, as a result of a settlement agreement.

                           During 1999,  the Company sold 390,693  shares of its
                  common stock to third-party investors for $342,425 in cash, issued 14,069 shares of its common stock to a non-affiliate as a consulting fee in connection with the sale of common stock, issued 300,000 shares of its common stock to employees in connection with the exercise of stock options which resulted in the Company receiving $150,000 in cash, and issued 150,000 shares of its common stock to Morgan-Phillips, Inc. in exchange for services valued at $150,000.

                           Maxxon is authorized to issue up to 20,000,000 shares
                  of common stock, $0.001 par value. At September 30, 1999, 12,317,330 shares of common stock were issued and outstanding.

                           Voting Rights.  Holders of shares of Common Stock are
                  entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholders votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

                           Dividend  Rights.  Holders  of  record  of  shares of
                  Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Maxxon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefore. Maxxon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Maxxon's financial condition and such other factors as the Board of Directors may consider.

                           Liquidation Rights. Upon any liquidation, dissolution
                  or winding up of Maxxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Maxxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Maxxon's Preferred Stock.

                           Preemptive  Rights.  Holders of Common Stock do not
                  have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Maxxon.

Note 13 -         Stock Options
                                    On  January  20,  1998,  the  Board  granted
                  1,500,000 options to purchase common stock at an exercise price of $0.50 per share to the sole officer and employees of the Company. The exercise price was equal to the price of the Company's common stock on the date of grant. No compensation cost was recorded.

                           On January  20,  1998,  the Board  granted  1,750,000
                  options to Stockbroker Relations, Inc. ("SRI"), an investor relations firm, at exercise prices ranging from $0.50 to $2.00 per share as part of an agreement to provide investor relations services to the Company during 1998. Compensation cost was calculated using the Black-Scholes option pricing model with the following assumptions: exercise prices ranging from $0.50 to $2.00 per share; stock price of $0.50 per share, which was the price of the Company's stock as quoted on the

                  OTC Bulletin Board on the date of grant; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 149%. The Company recorded $855,255 as compensation cost related to the SRI option grant.

                           During  1998,  SRI  exercised  500,000  options  with
                  exercise prices ranging from $0.50 to $0.75 per share which resulted in the Company receiving $307,400 in cash and $18,100 in services. During 1998, SRI forfeited 1,250,000 options at exercise prices ranging from $1.00 to $2.00 per share, pursuant to a settlement agreement.

                           On  September  24,  1998,  the Board  granted  70,000
                  options to purchase common stock at an exercise price of $0.75 per share to Morgan-Phillips, Inc. ("Morgan-Phillips"), an investor relations firm, for their services during 1998. Compensation cost was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $0.75 per share; stock price of $1.50 per share, which was the price of the Company's stock as quoted on the OTC Bulletin Board on the date of grant; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 102%. The Company recorded $62,937 as compensation cost related to the Morgan-Phillips option grant.

                         During  1998,   Morgan-Phillips  exercised  all  70,000
                    options with resulted in the Company receiving $52,500 in cash.

                           SFAS   No.   123,    "Accounting    for   Stock-Based
                  Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which may be adopted at the option of the Company. Had compensation cost for the 1,500,000 options granted to employees during 1998 been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

                  Net loss:                       1999                 1998
                                           --------------------  --------------
                           As reported             $ (610,121)      $(2,458,058)
                           Pro forma              $(1,067,774)      $(2,915,711)

                  Basic and diluted EPS:
                           As reported              $   (0.05)        $   (0.22)
                           Pro forma                $   (0.09)        $   (0.26)

                         A summary of the status of the Company's  stock options
                    at September 30, 1999, and changes during the period then ended is presented below:

                                                                                     Weighted
                                                                                      Average
                                                                  Shares       Exercise Price
                                                                  ------       --------------
                      Outstanding, December 31, 1998           1,500,000              $  0.50
                               Granted                                --                   --
                               Exercised                         (300,000)            $  0.50
                               Forfeited                              --                   --

                      Outstanding, September 30, 1999          1,200,000              $  0.50

                      Exercisable, September 30, 1999          1,200,000              $  0.50

                      Weighted average fair value of
                        options granted                               --              $0.4921

                           The  following  table  summarizes  information  about
                  fixed stock options outstanding at September 30, 1999:

                                                     Options Outstanding                        Options Exercisable
                                       ------------------------------------------------    -------------------------------
                                                             Weighted
                                                              Average          Weighted                           Weighted
                                               Number       Remaining           Average             Number         Average
                  Range                   Outstanding     Contractual          Exercise        Exercisable        Exercise
                  of Exercise Prices      at 09/30/99            Life             Price        at 09/30/99           Price
                  ------------------      -----------     -----------         -----------      -----------       ---------
                  Employees:
                  $0.50                    1,200,000       8.38 Years           $0.50          1,200,000           $0.50

                  Subsequent Event
                           On November 18,  1999,  the Board  granted  1,600,000
                  options at an exercise price of $0.50 per share in connection with the execution of the Rippstein License (See Note 16. Subsequent Events.) to Wayland Rippstein (800,000 options), Ken Keltner (400,000 options) and Lynn Carter (400,000 options). The exercise price was equal to the price of the Company's common stock as quoted on the OTC Bulletin Board on the date of grant. The options expire October 31, 2009 and are subject to certain vesting conditions as follows: (1) 20% of the options shall become vested and exercisable immediately upon execution of the Rippstein License, (2) 20% of the options shall become vested and exercisable when a fully working safety syringe has been produced and demonstrated to be safe and reliable and meeting the specifications, (3) 20% of the options shall become vested and exercisable upon issuance of a U.S. Patent covering the Ripp Syringe, (4) 20% of the options shall become vested and exercisable upon the production of (5) 20% of the options shall become vested and exercisable upon FDA approval of the Ripp Syringe. As of December 15, 1999, 20% of the options granted, or 320,000 options, were exercisable.

Note 14 -         Convertible Debentures
                           In October  1997,  the  Company  offered a maximum of
                  $1,000,000  of  its  12%  Series  A  Subordinated  Convertible
                  Redeemable Debentures. At December 31, 1997, outstanding debentures totaled $55,000, all with due dates in November
                  1999. The debentures were converted to 44,827 shares of common stock during 1998.

                           In  November  1997,  the  Company   entered  into  an
                  agreement with an individual to issue 8% Series A Senior Subordinated Convertible Redeemable Debentures in an aggregate principal face not to exceed $250,000, and due November 1998. At December 31, 1998 and 1997, debentures outstanding were $-0- and $25,000, respectively. During 1998, the $25,000 debenture outstanding at December 31, 1997 was converted into 59,701 shares of common stock. During 1998, the Company sold debentures totaling $250,000 for cash. During 1998, the debentures were converted into 488,873 shares of common stock.

Note 15 -         Related Party Transactions
                           During 1997,  the Company  issued  108,000  shares of
                  stock through  conversion  of common stock  warrants by Bryant
                  Investments,  a founder of Cerro Mining. Of the 108,000 shares issued,  43,500  shares were issued in exchange for $87,000 in cash  and  64,500  were  issued  in  exchange  for a  $129,000
                  promissory  note.   During  1998,  the  Company  canceled  the
                  promissory note and accrued interest of $4,677 pursuant to a settlement agreement with Bryant Investments.

                           During 1997 and 1998,  the Company loaned $33,500 and
                  $17,500, respectively, to Gifford Mabie, sole officer and director. During 1998, the Company canceled the notes plus accrued interest of $3,911 and accounted for the cancellation as compensation expense.

                           During 1997 and 1998,  the Company loaned $29,000 and
                  $7,500, respectively, to Rhonda Vincent, an employee. During 1998, the Company canceled the notes plus accrued interest of $2,872 and accounted for the cancellation as compensation expense.

                           During 1997 and 1998,  the Company  advanced  $54,446
                  and $10,000, respectively, to William Robinson, a former officer of the Company, and during 1997 issued 52,757 shares in exchange for $69,800 in subscriptions receivable from a company related to Mr. Robinson. During 1998, the Company canceled the indebtedness plus accrued interest of $1,507 and canceled the subscription receivable pursuant to a settlement agreement with Mr. Robinson, which included his resignation.

                           During  1997,  the Company  advanced  $34,631 to Sean
                  Stanton, a founder of Cerro Mining. During 1998, the Company canceled the indebtedness plus accrued interest of $1,023 and issued 350,000 shares to Mr. Stanton pursuant to a settlement agreement.

                           During 1998,  the Company  received  $19,904 in loans
                  from a non-affiliated shareholder. During 1998, the non-affiliated shareholder paid for expenses on behalf of the Company. The Company recorded the $49,634 as an expense and a payable to the non-affiliated shareholder.

Note 16 -         Subsequent Events

                           On  November  18,  1999,   Maxxon   entered  into  an
                  Exclusive License Agreement with Wayland J. Rippstein, Jr. and others (the "Rippstein License"), attached hereto as Exhibit 6.9, pursuant to which Maxxon acquired the exclusive worldwide license to manufacture and market a new proprietary safety syringe invented and being developed by Mr. Rippstein (the "Ripp Syringe"). This new syringe is a single-handed, vacuum-operated safety syringe that retracts the needle into the barrel of the syringe after use. The vacuum is created at the time of use, not at the time of manufacture. Pursuant to the Rippstein License, the Company agreed to pay $10,000 in reimbursable patent costs and $200,000 upon the occurrence of
                  (1) the issuance of a U.S. Patent covering the syringe, (2) the completion of a fully functional and working prototype of the syringe and (3) FDA approval to sell the syringe in the U.S. The Rippstein License also provides for Maxxon to pay royalties of 4% of gross sales of syringes and minimum annual royalties ranging from $10,000 to $20,000 beginning on the 4th anniversary after both a working prototype syringe is developed and a U.S. Patent is issued. See Patents, Trademarks, Licenses, Royalty Agreements and Labor Contracts. Such royalties continue for the life of the last to expire patent, if issued. The Rippstein License also required Maxxon to grant to Mr. Rippstein and others options to purchase a total of 1,600,000 shares of common stock of Maxxon at $0.50 per share, which was the closing price of Maxxon's common stock on the day the Rippstein License was signed. The options expire October 31, 2009 and are subject to certain vesting conditions. See Item 4. Certain Beneficial Owners and Management.

                           On November 18, 1999, Maxxon entered into a Technical
                  Consulting Agreement with Wayland J. Rippstein, Jr., attached hereto as Exhibit 6.10, whereby Maxxon engaged Mr. Rippstein on a non-exclusive basis to provide technical assistance and consulting services to achieve startup of production of the RIPP Syringe. Maxxon paid Mr. Rippstein $12,500 upon execution of the Agreement, and agreed to pay the balance of $37,500 upon the occurrence of various milestones in the development of the syringe.
                                      F-34
                                    Part III

Index to and Description of Exhibits

Exhibit
Number      Description of Exhibit
-------     --------------------------------------------------------------------

  2.1       Amended Articles of Incorporation
  2.2       Bylaws
  3.1       Form of Common Stock Certificate
  6.1       1998 Incentive Stock Option Plan
  6.2       Form of Incentive Stock Option Agreement
  6.3       Form of Officer/Director Indemnification Agreement
  6.4       Development Agreement among Maxxon, TABS/Hartzell
  6.5       Exclusive License Agreement (Kaufhold)
  6.6 Agreement and Plan of Merger between Cerro Mining Corporation and Maxxon-Oklahoma, Oklahoma Certificate of
            Merger, and Nevada Certificate of Merger attached
  6.7 Agreement and Plan of Exchange with Ives Health Company, Inc., dated June 18, 1997.
  6.8 Agreement dated December 31, 1997 among Keith Ives, Ives Health Company, Inc., Gifford Mabie and Maxxon.
  6.9       Exclusive License Agreement with Wayland J. Rippstein
  6.10      Technical Consulting Agreements with Wayland J. Rippstein
  6.11      Form of Stock Option Agreement for Rippstein, Keltner and Carter

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this regiatration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             MAXXON, INC.

                                             /s/  GIFFORD M. MABIE
                                             ---------------------
December 15, 1999                            President


                                       26